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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: KKR Private Equity Investors, L.P.

*CURRENT ADDRESS: P.O. Box 255
Trafalgar Court, Les Banques
St. Peter Port, Guernsey GY1 3QL
Channel Islands

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

FILE NO. 82- 35097

FISCAL YEAR 12-31-06

* Complete for initial submissions only ** Please note name and address changes

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DAT : 7/16/07

KKR Private Equity Investors, L.P.

2006 Annual Financial Report

As of December 31, 2006 and for the Period from
April 18, 2006 (Date of Formation) to December 31, 2006

TABLE OF CONTENTS

INTRODUCTION TO 2006 ANNUAL FINANCIAL REPORT

Our Partnership

KKR Private Equity Investors, L.P. ("KPE") is a Guernsey limited partnership that seeks to create long-term value by participating in private equity and opportunistic investments identified by Kohlberg Kravis Roberts & Co. L.P. ("KKR"). Formed in April 2006, KPE enables certain public market investors to invest in KKR-sponsored investments. KPE makes its investments through another Guernsey limited partnership, KKR PEI Investments, L.P. (the "Investment Partnership"), as its sole limited partner. See "Investment Overview" below.

Our investment approach has three fundamental strengths:

- the ability to participate in a broad range of KKR's private equity investments, including the right to subscribe for limited partner interests in KKR's private equity funds and to co-invest in certain portfolio companies of those funds;
- the flexibility to make opportunistic investments identified by KKR in the course of its business; and
- the active involvement of KKR investment professionals, who also have an equity stake in KPE.

About KKR

Founded in 1976, KKR is one of the world's oldest and most experienced private equity firms, with offices in New York, Menlo Park, California, London, Paris, Hong Kong and Tokyo. Since its inception, KKR has completed or announced more than 145 private equity transactions, with a total enterprise value of approximately $320.0 billion. As of December 31, 2006, KKR's equity investments were valued at approximately $74.0 billion on $30.0 billion of invested capital, a multiple of 2.5 times. KKR's approach to private equity investing focuses on acquiring attractive business franchises and working closely with management over the long term to design and execute value-creating strategies. KKR has a long track record of investing large pools of capital and generating attractive returns and multiples of invested capital.

Investment Overview

The Investment Partnership invests in private equity investments, opportunistic investments and temporary investments. The Investment Partnership's "private equity investments" consist of investments in limited partner interests in KKR's private equity funds and co-investments in certain portfolio companies of those funds. "Opportunistic investments" are any investments identified by KKR in the course of its business other than private equity investments. The Investment Partnership also makes "temporary investments" in connection with cash management activities.

Under current investment policies, the Investment Partnership invests at least 75% of its adjusted assets in KKR's private equity investments and no more than 25% of the Investment Partnership's adjusted assets may be invested in opportunistic investments. "Adjusted assets" are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its statement of assets and liabilities. For the purposes of this policy, the Investment Partnership may take into account temporary investments as private equity investments.

At December 31, 2006, KPE's net asset value was $5,035.6 million. KPE's investments consisted of 100% of the limited partner interests of the Investment Partnership, which were valued at $5,035.9 million at December 31, 2006. At December 31, 2006, 204,550,001 common units were outstanding. The net asset value per unit was as follows, during the partial year ended December 31, 2006:

December 31, 2006	$	24.62(1)
September 30, 2006		24.25
June 30, 2006		23.77
May 10, 2006 (immediately subsequent to the initial offering and related transactions)		23.61(2)

(1) The net asset value as of December 31, 2006 is net of a $0.19 distribution paid to unitholders during the partial year ended December 31, 2006.

(2) The net asset value as of May 10, 2006 is stated on a pro forma basis, as if the over-allotment option was exercised on May 10, 2006. See "KPE's Initial Offering and Capital Contribution to the Investment Partnership" below for information on the over-allotment option.

At December 31, 2006, the Investment Partnership's net asset value was $5,046.4 million, with $5,035.9 million allocated to KPE as its sole limited partner and $10.5 million allocated to KKR PEI Associates, L.P. as its general partner, the majority of which was comprised of investments as follows, with amounts in thousands:

	Fair Value	Percent of Total
Temporary investments	$ 3,139,621	62.3%
Private equity investments	1,659,883	32.9
Opportunistic investments	241,928	4.8
	$ 5,041,432	100.0%

Investments held by the Investment Partnership, excluding temporary investments, were comprised of the following by geography and industry at December 31, 2006:

Investments by Geography


6.1%
48.3%
45.6%
Europe 48.3%
North America 45.6%
Asia Pacific 6.1%

Investments by Industry


8.2%
6.2%
17.8%
16.5%
18.6%
15.3%
17.4%
Technology 17.8%
Media/Telecom 18.6%
Healthcare 17.4%
Industrial 15.3%
Financial Services/Banking 16.5%
Retail 6.2%
Other 8.2%

Ownership, Organizational and Investment Structure

The following chart summarizes the ownership, organizational and investment structure of our partnership. This chart should be read in conjunction with the overview of our business within "Operating and Financial Review" included elsewhere within this report.



KKR Guernsey GP Limited
(Managing Partner)
Public
Unitholders
Limited Partners
(Non-Voting Common Units and
Restricted Depositary Units) *
General Partner
KKR PEI GP Limited
(Managing Investor)
KKR Private Equity Investors, L.P.
(KPE)
General Partner
KKR PEI Associates, L.P.
(Associate Investor)
Limited Partner
(Class A, B, C and D Interests)
General Partner
(Class A, B, C and D Interests)
KKR PEI Investments, L.P.**
(Investment Partnership)

* These non-voting common units and related restricted depositary units are subject to a number of ownership and transfer restrictions. Please see "Ownership and Transfer Restrictions" at the Investor Relations page at www.kkrpei.com.

** Investments may be held directly or indirectly through one or more subsidiaries not reflected in this chart.

We have prepared this report using a number of conventions, which you should consider when reading the information contained herein. Unless the context suggests otherwise, references to:

- "we," "us," "our," "KPE" and "our partnership" are to KKR Private Equity Investors, L.P., a Guernsey limited partnership;
- our "Managing Partner," referred to as the Managing General Partner in previous reports, are to KKR Guernsey GP Limited, a Guernsey limited company, which serves as our general partner;
- the "Investment Partnership" are to KKR PEI Investments, L.P., a Guernsey limited partnership, and, as applicable, its subsidiaries, through which our investments are made;
- the "Associate Investor," referred to as the Investment Partnership's General Partner in previous reports, are to KKR PEI Associates, L.P., a Guernsey limited partnership, which serves as the general partner of the Investment Partnership;
- the "Managing Investor," referred to as the Managing Investment Partner in previous reports, are to KKR PEI GP Limited, a Guernsey limited company, which serves as the general partner of the Associate Investor; and
- "KKR" are to Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership, which provides certain investment management, operational and financial services to us and others involved in our investments.

Additionally, unless the context suggests otherwise, we use the term "our investments" to refer both to our limited partner interests in the Investment Partnership, which are the only investments that we record in our statements of assets and liabilities, and investments that are made by the Investment Partnership. Although the investments that the Investment Partnership makes with our capital do not appear as investments in our financial statements, we are the primary beneficiary of such investments and bear substantially all of the risk of loss. We also use the term "our investments" to refer to portfolio investments of KKR's investment funds in which the Investment Partnership invests. While other KKR fund partners are involved in those portfolio company investments, the Investment Partnership, and therefore we, are generally entitled to share ratably in the returns generated by such investments and suffer ratably in the risk of loss with respect to such investments. Finally, "our investments" also refers to investments made by KKR Strategic Capital Institutional Fund, Ltd. ("SCF"), which is a KKR opportunistic credit fund principally investing in debt securities alongside funds managed by investment professionals affiliated with KKR Financial LLC.

Directors and Advisors

The board of directors of the Managing Partner consists of Messrs. Henry R. Kravis, George R. Roberts, Christopher M. W. Hill, Remmert J. Laan and Heinz–Joachim Neubuerger. Messrs. Kravis and Roberts are the co-founders of KKR. Messrs. Hill, Laan and Neubuerger are independent directors. The address of each of these individuals is c/o KKR Guernsey GP Limited, Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL, Channel Islands.

The board of directors of the Managing Investor consists of Messrs. Perry Golkin, Scott C. Nuttall and William J. Janetschek. Messrs. Golkin, Nuttall and Janetschek are executives of KKR. The address of each of these individuals is c/o KKR PEI GP Limited, Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL, Channel Islands.

Northern Trust International Fund Administration Services (Guernsey) Limited has been retained to serve as the Guernsey administrator for each of KPE and the Investment Partnership. The address of Northern Trust International Fund Administration Services (Guernsey) Limited is Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3QL, Channel Islands.

Deloitte & Touche has been retained to serve as the independent auditors of each of KPE and the Investment Partnership. The address of Deloitte & Touche is Regency Court, Glategny Esplanade, St. Peter Port, Guernsey GY1 3HW, Channel Islands. Following the transfer of their business to Deloitte & Touche LLP with effect from October 1, 2006, Deloitte & Touche resigned as auditors on February 21, 2007 and the Managing Partner appointed their successors, Deloitte & Touche LLP auditors.

KKR provides investment management, operational, financial and other services to KPE and the Investment Partnership under a services agreement. The address of KKR is 9 West 57th Street, New York, New York 10019, United States.

KPE's Initial Offering and Capital Contribution to the Investment Partnership

On May 3, 2006, in connection with the initial offering of our common units, we issued and sold (i) 200,000,000 common units to investors in a global offering, (ii) 2,600,000 common units to an affiliate of KKR and (iii) 1 common unit to the Managing Partner. The issue price for the common units was $25 per common unit, resulting in gross proceeds, before managers' commissions, placement fees and other expenses, of $5,065.0 million.

In addition, 30,000,000 common units were issued pursuant to an over-allotment option. On June 6, 2006, the managers of the initial offering purchased 1,950,000 common units pursuant to the over-allotment option, resulting in additional gross proceeds of $48.8 million. The unsold common units were returned and cancelled.

Upon completion of the foregoing transactions, we had 204,550,001 common units outstanding. The expenses of the initial offering, including managers' commissions, placement fees and other expenses were $283.7 million, which were reflected as a deduction of capital proceeds in our statement of assets and liabilities. The transactions related to our initial offering and related transactions resulted in aggregate net proceeds to us of $4,830.1 million.

In connection with the initial offering, the Associate Investor made a $10.0 million cash contribution to the Investment Partnership in respect of its general partner interest. To provide the Investment Partnership with additional capital for making investments, KPE contributed $4,826.6 million of cash to the Investment Partnership, which represented substantially all of the cash proceeds that we received in connection with our initial offering and related transactions. In exchange, we received Class A, Class B, Class C and Class D limited partner interests in the Investment Partnership.

Common Units

KPE's common units represent limited partner interests in its partnership and are traded on Euronext Amsterdam under the symbol "KPE." We have also established a restricted depositary facility in the United States to allow qualifying investors to acquire and hold our common units in the form of restricted depositary units ("RDUs"). Each RDU represents the right to receive one common unit that has been deposited with The Bank of New York, as the depositary bank, and any other securities, cash or property that the depositary bank receives in respect of the common unit. Our common units and the RDUs are subject to a number of ownership and transfer restrictions. See "Ownership and Transfer Restrictions" at the Investor Relations page of KPE's website at www.kkrpei.com. KPE is subject to the supervision of Guernsey Financial Services Commission and market conduct supervision by the Authority for the Financial Markets in the Netherlands.

At December 29, 2006, the last trading day for the partial year ended December 31, 2006, the market price per common unit was $22.85, compared to $21.25 at September 30, 2006 and $21.90 at June 30, 2006. The high and low closing price for KPE's common units was $25.00 and $21.00 per unit, respectively, for the period from May 3, 2006 (the date of our initial public offering) to December 29, 2006.

Services Agreement

KPE, the Managing Partner, the Investment Partnership, the Associate Investor and the Managing Investor have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Partner and the board of directors of the Managing Investor.

Investment Agreement

In connection with the initial offering, KPE entered into an investment agreement with KKR pursuant to which KKR agreed to cause its affiliates to enter into subscription agreements pursuant to which they will agree to contribute to KPE, on a periodic basis, an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made to them in respect of the carried interests and incentive distribution rights.

Statements of Responsibility

The portions of this annual financial report that relate to KPE, including the financial statements and other unaudited financial information of KPE contained herein, are the responsibility of and have been approved by the Managing Partner. The Managing Partner is responsible for preparing such portions of this annual financial report to show the state of affairs of KPE at the end of the fiscal period and of the profit and loss for such period, as well as to prepare such financial statements in accordance with the rules of Euronext Amsterdam N.V.'s Eurolist by Euronext and is responsible for preparing the financial statements in accordance with applicable Guernsey law and accounting principles generally accepted in the United States of America ("U.S. GAAP").

The portions of this annual financial report that relate to the Investment Partnership, including the consolidated financial statements and other unaudited financial information of the Investment Partnership contained herein, are the responsibility of and have been approved by the Managing Investor. The Managing Investor is responsible for preparing such portions of this annual financial report to show the state of affairs of the Investment Partnership at the end of the fiscal period and of the profit and loss for such period, as well as to prepare such financial statements in accordance with applicable Guernsey law and U.S. GAAP.

In preparing their annual financial reports, both the Managing Partner and the Managing Investor are required to (i) select suitable accounting policies and apply them consistently; (ii) make judgments and estimates that are reasonable and prudent; (iii) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the notes to the financial statements; and (iv) prepare the financial statements on a going-concern basis unless it is inappropriate to presume that the respective partnership will continue operations.

Cautionary Note Regarding Forward-Looking Statements

This report contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will" and "would" or the negative of those terms or other comparable terminology. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Some of the factors that could cause actual results to vary from those expressed in our forward-looking statements include:

- our investments may be aggressive, speculative or concentrated in a limited number of assets and, accordingly, subject to greater risks and volatility when compared with alternative investments;
- we have a limited operating history and some of our investment objectives differ from the investment objectives that historically have been pursued by KKR's private equity funds;
- factors affecting our ability to successfully implement our investment strategy, including factors affecting KKR's ability to identify a sufficient number of appropriate investments and to execute investments at attractive prices;
- the rate at which we are able to deploy our capital and the rates of return generated by our investments;
- changes in the values of investments that we make and our ability to realize the unrealized values of investments that are included in the Investment Partnership's consolidated statement of assets and liabilities;
- our dependence on KKR's continued involvement in our business, KKR's willingness to continue to sponsor new investment funds and KKR's ability to retain and attract key investment professionals;
- factors affecting our financial condition and liquidity and the financial condition and liquidity of the Investment Partnership, our and its ability to access or obtain sources of financing at attractive rates, if needed;
- potential conflicts of interest that may result from our organizational, ownership or investment structure, or the appearance that such conflicts may occur;
- changes in financial markets, foreign exchange rates, interest rates or industry, general economic or political conditions;
- the general volatility of the capital markets and the market price of our common units and RDUs; and
- the risks, uncertainties and other factors described elsewhere in this report, including under "Operating and Financial Review.

The foregoing is not a comprehensive list of the risks and uncertainties to which we are subject. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this cautionary note in mind as you read this report.

* * * * * *

CO-CHAIRMEN'S STATEMENT

We are pleased to report that KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) had a strong first year in 2006; commencing operations, completing an initial offering and putting substantial sums of money to work in private equity and other opportunistic investments identified by investment professionals of Kohlberg Kravis Roberts & Co. ("KKR"). KPE is well on the way to achieving its goal of deploying all $4.8 billion of initial investable capital within 18 months of the closing of the May 2006 initial offering. As of December 31, 2006, KPE's net asset value ("NAV") had increased to over $5.0 billion.

KPE invests its capital as the sole limited partner of KKR PEI Investments, L.P. (the "Investment Partnership"). As of March 23, 2007, the Investment Partnership's investments and pending fundings into announced transactions totaled $4.3 billion, excluding temporary investments. The $4.3 billion of actual and pending investments was comprised of $1.9 billion of investments as of December 31, 2006 at fair value, $1.2 billion of subsequent investment activity on a cost basis and $1.2 billion of identified transactions as of March 23, 2006. In addition, the remaining undrawn commitments of the Investment Partnership to KKR investment funds totaled $1.4 billion as of March 23, 2006.

KPE was created to provide certain public market investors[1] with the opportunity to participate in KKR private equity investments and opportunistic investments through a publicly listed security. A fundamental strength of KPE's strategy is access to a broad range of KKR-sponsored investments, including limited partner interests in KKR's future private equity funds; co-investments in certain portfolio companies of those funds; and opportunistic investments that leverage the intellectual capital of KKR's investment professionals. KPE invests at least 75% of its assets in KKR's private equity investments, while up to 25% of its assets may be invested in opportunistic investments.

KPE's governance structure is sound, with a majority of independent board members. In 2006 we built up KPE's infrastructure, hiring eight professionals with expertise in such areas as finance, tax, accounting, law and risk management. KKR executives, who identify investment opportunities for KPE, are committed to its success and have a significant equity stake in KPE.

KKR is one of the world's largest and most successful private equity firms. As of December 31, 2006, KKR's equity investments were valued at approximately $74.0 billion on $30.0 billion of invested capital, a multiple of 2.5 times.[2] KKR's investment professionals are among the most experienced in the industry, with the 14 most senior members averaging 17 years at KKR. Proactively sourcing investments in 10 industries, KKR's 93 investment professionals have a global network of corporate, financial and government relationships that we believe is without equal in the private equity industry. KKR's resources for strengthening companies include its investment professionals, an increasing number of whom have served as senior executives in industry; Capstone Consulting, a team of seasoned operating professionals who work exclusively for KKR portfolio companies; and KKR's senior advisors, who have held executive roles in major corporations and public agencies.

KKR's portfolio of companies is diversified not only by industry, but also by geography. In Europe, KKR leads the private equity market in Germany and the Netherlands and has established a solid presence in France. Over the past year, KKR has assembled a strong team of 18 private equity professionals in Asia and has already completed several of the largest transactions in the Asia Pacific region, including Avago Technologies (Singapore), Aricent, Inc. (India), BIS Cleanaway (Australia) and Seven Media Group (Australia).

We believe that the large end of the buyout market, the segment KKR has focused on for more than two decades, offers attractive opportunities for KKR's private equity investments and KPE's co-investments. Virtually all of the largest buyouts in history have been completed or announced over the last two years, including KKR's completed investments in HCA Inc. ($33.0 billion), Capmark Financial Group Inc. ($16.7 billion), TDC A/S (€12.4 billion), The Nielsen Company B.V. ($12.0 billion), and SunGard ($12.0 billion), as well as pending transactions with TXU Corp. ($45.0 billion), Biomet, Inc. ($11.0 billion) and Dollar General Corp. ($7.3 billion).

As the size of large buyouts has increased, the equity requirements for such investments have grown dramatically. In 1987, the average market capitalization for an S&P 500 company was $3.7 billion. As of December 31, 2006, it was $23.5 billion, a more than six-fold increase. During the same period, equity as a percentage of total buyout

---

[1] KPE is listed and trades on Euronext Amsterdam. It is not publicly traded in the United States and certain ownership and transfer restrictions apply.

[2] Past performance is no indicator of future performance.

financing has risen from 7.0% to 33.3%. In other words, buying an average S&P 500 company in 1987 required $259.0 million of equity. Today it would take $7.8 billion of equity.

As of December 31, 2006, the Investment Partnership held investments of $701.8 million through KKR private equity funds and co-investments totaling $958.1 million in the following KKR portfolio companies: NXP B.V., a leading semiconductor business; HCA Inc., a leading provider of healthcare services; The Nielsen Company B.V., a global information and media company; Capmark Financial Group Inc., a leading commercial real estate finance company; and KION Group GmbH., a global manufacturer of forklift trucks and related services.

Subsequent co-investments, through March 23, 2007, include PagesJaunes Groupe S.A., the leading publisher of printed and on-line directories in France; and ProSiebenSat.1 Media AG, Germany's largest television broadcasting group. In March, KPE announced commitments to make a $300.0 million co-investment in the proposed acquisition of TXU Corp., a Dallas-based energy company, and a $250.0 million co-investment in Dollar General Corp., a Fortune 500 ® discount retailer.

KPE's opportunistic investments take advantage of the industry- and company-specific insights of KKR's investment professionals. Our current opportunistic investments in securities across the capital markets, for example, public equities and fixed-income investments, have the potential to create substantial value. An example of a recent opportunistic transaction was KPE's January 2007 investment in Sun Microsystems through $700.0 million of convertible senior notes.

As we begin 2007, we believe that the environment for private equity investing remains positive. Relatively low interest rates and liquid debt markets have allowed KKR to lock in cost-effective and flexible financing. The growth of collateralized loan obligations, hedge funds and credit funds has provided additional capital and stability to the credit markets. Moreover, we have been encouraged by the prevalence of the idea of going private, which has created significant incremental transaction opportunities all over the world.

We believe that the combination of global opportunities in the large buyout space and KKR's experience, infrastructure and global networks will enable KPE to be fully invested by the end of 2007. To build a strong investment base and create long-term value, KPE currently expects to reinvest its returns, limiting cash distributions to an amount equal to estimated U.S. tax obligations. As announced on November 16, 2006, the board of directors of KPE's general partner declared a distribution of $0.19 per unit paid on or about December 15, 2006.

The quality of our investments is a reflection of the quality of our people. We are grateful for the experience and judgment of our fellow board members, the professionalism and dedication of the staff dedicated to KPE's operations and the talent and creativity of KKR's investment professionals. In particular, we want to thank you, our unitholders, for your trust and support. We think KPE is off to a good start and we look forward to reporting continued positive news in the years ahead.

Henry R. Kravis George R. Roberts

Co-Chairmen of the
Board of Directors of the
Managing Partner of
KKR Private Equity Investors, L.P.

March 28, 2007

CONTACT INFORMATION

General Inquiries:

KKR Private Equity Investors, L.P.
P.O. Box 255
Trafalgar Court, Les Banques
St. Peter Port, Guernsey
Channel Islands GY1 3QL
Telephone: +44.1481.745.001
Facsimile: +44.1481.745.074
www.kkrpei.com

Investor Relations:

Integrated Corporate Relations
12121 Wilshire Boulevard, Suite 300
Los Angeles, California 90025
United States
Telephone: +1.310.954.1100
Facsimile: +1.310.954.1101

Media Contact:

In the United States:
Kekst and Company Incorporated
437 Madison Avenue, 19th Floor
New York, New York 10022
Telephone: +1.212.521.4800
Facsimile: +1.212.521.4900

In Europe:
Finsbury Group
Tenter House
45 Moorfields
London EC2Y 9AE
England
Telephone: +44.207.251.3801
Facsimile: +44.207.374.4133

Guernsey Administrator:

Northern Trust International Fund
Administration Services (Guernsey) Limited
P.O. Box 255
Trafalgar Court, Les Banques
St. Peter Port, Guernsey
Channel Islands GY1 3QL
Telephone: +44.1481.745.001
Facsimile: +44.1481.745.074

Depositary Bank:

The Bank of New York
101 Barclay Street, 22 West
New York, New York 10286
United States
Attention: KKR Private Equity Investors
Telephone: +1.212.815.4502 or
+1.212.815.2715
Facsimile: +1.212.571.3050

Paying Agent:

ING Bank N.V.
Van Heenvlietlaan 220
1083 CN Amsterdam
The Netherlands
Telephone: +31.20.7979.418
Facsimile: +31.20.7979.607

Independent Auditors:

Deloitte & Touche LLP
Regency Court
Glategny Esplanade
St. Peter Port, Guernsey GY1 3HW
Channel Islands
Telephone: + 44.148.172.4011
Facsimile: + 44.148.171.1544

OPERATING AND FINANCIAL REVIEW

Introduction

This "Operating and Financial Review" should be read in conjunction with KPE's financial statements and related notes and the consolidated financial statements and related notes of the Investment Partnership, which are included elsewhere within this report.

KPE's financial statements and the consolidated financial statements of the Investment Partnership were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in U.S. dollars. KKR, on our behalf, submitted a request letter and received temporary approval from the Netherlands Authority for the Financial Markets exempting us from preparing our financial statements in conformity with Dutch GAAP or International Financial Reporting Standards ("IFRS") until the Netherlands Minister of Finance decides otherwise or specific legislation and regulations in respect of the equivalence of U.S. GAAP and IFRS are established at a European level.

We utilize a reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. Our quarterly periods end on March 31, June 30, September 30 and December 31. The financial results presented herein include activity for the period from our formation on April 18, 2006 through December 31, 2006, referred to as "the partial year ended December 31, 2006." Our operations effectively commenced on May 10, 2006, upon receipt of the net proceeds from the initial offering on May 3, 2006. See "KPE's Initial Offering and Capital Contribution to the Investment Partnership" included above within "Introduction to 2006 Annual Financial Report."

Overview

We are a Guernsey limited partnership that seeks to create long-term value by participating in private equity and opportunistic investments identified by KKR. We make all of our investments through the Investment Partnership, as its sole limited partner. Our only substantial assets are Class A, Class B, Class C and Class D limited partner interests in the Investment Partnership. Our limited partnership agreement provides for the management of our business and affairs by a general partner. The Managing Partner, a Guernsey limited company that is owned by individuals who are affiliated with KKR, serves as our general partner and has a board of directors.

The Investment Partnership invests in private equity investments, opportunistic investments and temporary investments. The Investment Partnership's "private equity investments" consist of investments in limited partner interests in KKR's private equity funds and co-investments in certain portfolio companies of those funds. "Opportunistic investments" are any investments identified by KKR in the course of its business other than private equity investments. The Investment Partnership also makes "temporary investments" in connection with cash management activities.

The Investment Partnership is also a Guernsey limited partnership. The Associate Investor is responsible for managing the business and affairs of the Investment Partnership. Because the Associate Investor is itself a limited partnership, the Managing Investor is effectively responsible for managing the business and affairs of the Investment Partnership. While we are not entitled to participate in the management of the business and affairs of the Investment Partnership, the Investment Partnership's limited partnership agreement provides that investments made by the Investment Partnership must comply with the investment policies and procedures that were established for KPE.

Our investment policies and procedures currently provide, among other things, that the Investment Partnership will invest at least 75% of its adjusted assets in KKR's private equity investments and no more than 25% of its adjusted assets in opportunistic investments. "Adjusted assets" are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its consolidated statement of assets and liabilities. For the purposes of this policy, the Investment Partnership may take into account temporary investments as private equity investments.

The Investment Partnership's limited partnership agreement establishes four separate and distinct classes of partner interests, as follows:

- Class A partner interests have separate rights and obligations with respect to investments in opportunistic and temporary investments;

- Class B partner interests have separate rights and obligations with respect to co-investments in portfolio companies of KKR's private equity funds;

- Class C partner interests have separate rights and obligations with respect to investments in KKR's private equity funds; and

- Class D partner interests have separate rights and obligations with respect to investments in KKR's investment funds that are not private equity funds.

The Associate Investor, in its sole discretion, may allocate assets and liabilities of the Investment Partnership to the relevant class of interests in accordance with the terms and conditions of the limited partnership agreement. The Associate Investor also determines the amount of all distributions, profits and losses relating to each class, as well as corresponding expense allocations to each class.

Investments Held by the Investment Partnership

At December 31, 2006, the Investment Partnership held investments as follows, with amounts in thousands, except percentages:

	Class	Cost	Fair Value	Fair Value as a Percentage of the Investment Partnership's Net Assets
Opportunistic investments in publicly traded securities	A	$ 154,474	$ 158,462	3.1%
Co-investments in portfolio companies of private equity funds:	B			
NXP B.V.		250,000	259,863	5.1
HCA Inc.		250,000	250,000	5.0
The Nielsen Company B.V. (formerly VNU Group B.V.)		200,000	200,000	4.0
Capmark Financial Group Inc.		137,321	135,000	2.7
KION Group GmbH		112,824	113,202	2.2
		950,145	958,065	19.0
Private equity funds:	C			
KKR European Fund, Limited Partnership		270,863	326,932	6.5
KKR Millennium Fund L.P.		164,526	178,157	3.5
KKR 2006 Fund L.P.		139,595	139,595	2.8
KKR European Fund II, Limited Partnership		55,524	57,134	1.1
		630,508	701,818	13.9
Non-private equity funds – Investments by KKR Strategic Capital Institutional Fund, Ltd.	D	77,472	83,466	1.7
		$ 1,812,599	$ 1,901,811	37.7%

The Investment Partnership's significant portfolio company investments, which include aggregate private equity investments with fair values in excess of 3.0% of the Investment Partnership's net assets, were as follows at December 31, 2006, with amounts in thousands, except percentages:

	Cost	Fair Value	Fair Value as a Percentage of the Investment Partnership's Net Assets
HCA Inc. (1)	$ 315,344	$ 315,344	6.2%
NXP B.V. (2)	281,204	291,067	5.8
The Nielsen Company B.V. (formerly VNU Group B.V.) (3)	212,490	212,490	4.2
	$ 809,038	$ 818,901	16.2%

(1) The investment amounts attributable to HCA Inc., a leading provider of healthcare services, were comprised of a $250.0 million co-investment and a $65.3 million limited partner interest equal to the Investment Partnership's pro rata share of KKR's private equity funds' aggregate investment in such company.

(2) The investment amounts attributable to NXP B.V., a semi-conductor business, were comprised of a $250.0 million co-investment and related $9.9 million unrealized gain on foreign currency and a $31.2 million limited partner interest equal to the Investment Partnership's pro rata share of KKR's private equity funds' aggregate investment in such company.

(3) The investment amounts attributable to The Nielsen Company B.V. a global information and media company, were comprised of a $200.0 million co-investment and a $12.5 million limited partner interest equal to the Investment Partnership's pro rata share of KKR's private equity funds' aggregate investment in such company.

In addition to the aggregate private equity investments included above, SCF made debt investments in HCA Inc., NXP B.V. and The Nielsen Company B.V. of $10.3 million, $22.1 million and $0.6 million, respectively, at December 31, 2006.

Subsequent to December 31, 2006 and through March 23, 2007, the Investment Partnership made additional investments, which totaled $1,225.2 million consisting of the following:

- A net investment of $350.0 million in Sun Microsystems, Inc. consisting of $350.0 million of convertible senior notes due in 2012 and $350.0 million of convertible senior notes due in 2014, and $350.0 million of financing provided by a major financial institution;
- A co-investment of $235.2 million in PagesJaunes Groupe S.A., the leading publisher of printed and online directories in France. At December 31, 2006, the Investment Partnership also held a $17.9 million limited partner interest equal to its pro rata share of KKR's private equity funds' aggregate investment in such company;
- A co-investment of $198.9 million in ProSiebenSat.l Media AG, Germany's largest television broadcasting group and a $21.4 million limited partner interest equal to its pro rata share of KKR's private equity funds' aggregate investment in such company;
- An investment of $58.3 million in SCF;
- Net capital distributions of $9.1 million with respect to limited partner interests in KKR's private equity funds; and
- Opportunistic investments of $370.5 million of net purchases of publicly traded securities, net of $226.7 million of financing.

As of March 23, 2007, the Investment Partnership was committed to another $2.6 billion of investments, as follows:

- Co-investments totaling $750.0 million, as well as related capital contributions of approximately $475.0 million, to certain KKR private equity funds, with respect to the following companies:
  - TXU Corp., a Dallas-based energy company;
  - Dollar General Corp., a Fortune 500 ® discount retailer;
  - Biomet, Inc., a designer and manufacturer of musculoskeletal medical products; and
  - Laureate Education, Inc., a leading international provider of higher education.
- Capital commitments of $1.4 billion related to limited partner interests in KKR's investment funds, after taking into account the $1.2 billion of pending transactions described above.

Whether these commitments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when, or the actual amounts at which, these commitments will be consummated.

Investment Income and Unrealized Appreciation or Depreciation of Investments

As described below, under "Application of Critical Accounting Policies - Non-Consolidation of Investment Partnership," because the assets of the Investment Partnership are not consolidated in our financial statements, the only investments that we record as assets are limited partner interests in the Investment Partnership. As a result, our investment income is primarily comprised of our proportionate share of the Investment Partnership's investment income, net of expenses, and income related to our own cash management activities. In addition, we receive cash distributions that represent return of capital from the Investment Partnership in respect of those limited partner interests in order to assist us in making cash distributions to our unitholders, if and when declared by our Managing Partner's board of directors, and to pay operating expenses as they become due. Income is recorded as earned.

We also record income in the form of unrealized appreciation or depreciation from our investments in limited partner interests in the Investment Partnership. At the end of each quarterly accounting period when investments are valued any new unrealized appreciation or depreciation in the value of those investments impacts the change in net assets resulting from operations during the period. See "Application of Critical Accounting Policies - Valuation of Limited Partner Interests and Investments" below. The value of our investments in limited partner interests in the Investment Partnership relate directly to the underlying value of the Investment Partnership's net asset value.

The assets of the Investment Partnership generally generate income in the form of capital gains, dividends and interest. The Investment Partnership also records income or loss in the form of unrealized appreciation or depreciation from investments and foreign currency transactions at the end of each quarterly accounting period when the investments are valued. When an investment carried as an asset is sold or repaid and a resulting gain or loss is realized, including any related gain or loss from foreign currency transactions, an accounting entry is made to reverse any unrealized appreciation or depreciation that has previously been recorded in order to ensure that the realized gain or loss recognized in connection with the sale or repayment of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation. Because the only investments that we record as assets in our financial statements consist of limited partner interests in the Investment Partnership, which we do not expect to sell, any accounting entries reversing unrealized appreciation or depreciation are expected to be made only by the Investment Partnership.

Operating Expenses

The results of operations of the Investment Partnership are not consolidated in our financial statements; therefore, operating expenses of the Investment Partnership are recognized only to the extent that they affect the fair value of our limited partner interests in the Investment Partnership as described below under "Application of Critical Accounting Policies – Valuation of Limited Partner Interests and Investments." Our operating expenses are limited to the expenses that we directly incur in connection with the operation of our partnership. These expenses consist primarily of our share of the total management fee that is payable under the services agreement, if any, expenses of KKR that are attributable to our operations and reimbursable under the services agreement, the directors' fees and expenses that our Managing Partner pays to its independent directors, professional fees and other administrative costs.

Neither we nor our Managing Partner employ any of the individuals who carry out the day-to-day management and operations of our partnership. The investment professionals and other personnel that carry out investment and other activities are members of KKR's general partner or employees of KKR and its subsidiaries. Their services are provided to us for our benefit under the services agreement with KKR. None of these individuals, including our Managing Partner's chief financial officer, are required to be dedicated full-time to our partnership.

Operating expenses of the Investment Partnership consist primarily of its share of the management fees that are payable under the services agreement, if any, the expenses of KKR that are directly attributable to the operations of the Investment Partnership and reimbursable under the services agreement, incentive fees incurred by SCF, professional fees, other administrative costs and any transaction and related costs incurred when making investments.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results may vary from estimates in amounts that may be material to the financial statements. For a description of significant accounting policies, see Note 2 to the financial statements of KPE and Note 2 to the consolidated financial statements of the Investment Partnership. The following accounting estimates and related policies are considered critical to the preparation of KPE's financial statements and the consolidated financial statements of the Investment Partnership due to the judgment and estimation processes involved in their application. The development and selection of these estimates and their related disclosure have been reviewed by the board of directors of our Managing Partner and the board of directors of the Managing Investor.

Valuation of Limited Partner Interests and Investments

Our Managing Partner's board of directors is responsible for reviewing and approving valuations of investments that are carried as assets in our financial statements, and the board of directors of the Managing Investor is responsible for reviewing and approving valuations of investments that are carried as assets in the Investment Partnership's consolidated financial statements. Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, in satisfying their responsibilities, each board of directors utilizes the services of KKR to determine the fair values of certain investments and the services of an independent valuation firm, who performs certain agreed upon procedures with respect to valuations that are prepared by KKR, to confirm that such valuations are not unreasonable. An investment for which a market quotation is readily available is valued using a market price for the investment as of the end of the applicable accounting period. An investment for which market quotation is not readily available is valued at the investment's fair value as of the end of the applicable accounting period, as determined in good faith. While there is no single standard for determining fair value in good faith, the methodologies described below are generally followed when the fair value of individual investments is determined.

Value of KPE's Limited Partner Interests in the Investment Partnership

Our limited partner interests in the Investment Partnership do not have a readily available market value and are valued using fair value pricing. Such limited partner interests are generally valued at an amount that is equal to the aggregate value of the assets, which are net of any related liabilities, of the Investment Partnership that we would receive if such assets were sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution of the net proceeds from such sales were distributed to us in accordance with the Investment Partnership's limited partnership agreement. This amount is generally expected to be equal to the Investment Partnership's net asset value as of the valuation date, as adjusted to reflect the allocation of net assets to the Associate Investor. The Investment Partnership's net asset value is expected to increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments and related foreign currency transactions, if any, that it records and the net changes in the unrealized appreciation and/or depreciation of the investments and related foreign currency transactions. Such investments are expected to consist of limited partner interests in KKR's private equity investments, opportunistic investments and temporary investments, which are expected to be valued using market prices or fair value pricing as described below.

Value of Limited Partner Interests in KKR's Private Equity Funds Held by the Investment Partnership

Limited partner interests in KKR's private equity funds do not have a readily available market value and are valued using fair value pricing. Such limited partner interests are generally valued at an amount that is equal to the aggregate unrealized value of the fund's portfolio company investments, which are net of any related liabilities, that the holder of the limited partner interest would receive if such investments were sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution of the net proceeds from such sales were distributed to limited partners in accordance with the documentation governing the fund. The Investment Partnership may be required to value such investments at a premium or discount, if other factors lead the Managing Investor to conclude that the net asset value does not represent fair value. Each fund's net asset value will increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments, if any, that the fund records and the net changes in the unrealized appreciation and/or depreciation of its investments. Each fund's assets are expected to consist of investments in portfolio companies, which are expected to be individually valued using the valuation methodologies for co-investments in portfolio companies and other equity investments that are described below.

Value of Co-Investments in Portfolio Companies and Other Equity Investments Held by the Investment Partnership

Depending on the circumstances, co-investments in portfolio companies of KKR's private equity funds and equity investments that are made in other companies as opportunistic investments may be liquid, in which case the investments are valued using period-end market prices, or illiquid, in which case the investments are valued at their fair value as determined in good faith. When market prices are used, they do not necessarily take into account various factors which may affect the value that the Investment Partnership would actually be able to realize in the future, such as the possible illiquidity associated with a large ownership position, subsequent illiquidity in a market for a company's securities, future market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance.

When determining fair value, where no market value exists, the value attributed to an investment is generally based on the enterprise value at which the company could be sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. A market multiple approach that considers a specified financial measure (such as EBITDA, adjusted EBITDA, cash flow, net income, revenues or net asset value) or a discounted cash flow or liquidation analysis is generally used. Consideration may also be given to such factors as the company's historical and projected financial data, valuations given to comparable companies, the size and scope of the company's operations, expectations relating to the market's receptivity to an offering of the company's securities, any control associated with interests in the company that are held by KKR and its affiliates including the Investment Partnership, information with respect to transactions or offers for the company's securities (including the transaction pursuant to which the investment was made and the period of time that has elapsed from the date of the investment to the valuation date), applicable restrictions on transfer, industry information and assumptions, general economic and market conditions and other factors deemed relevant.

Security transactions are accounted for on the trade date (the date the order to buy or sell is executed). Capital gains and losses on sales of securities are determined on the identified cost basis.

Value of Fixed Income Investments Held by the Investment Partnership

Fixed income investments are made as either opportunistic or temporary investments. Depending on the circumstances, these investments may be liquid or illiquid. If an investment is liquid, it is generally valued using period-end market prices. If an investment is illiquid, it is valued at fair value as determined in good faith. When fair value pricing is used, the value attributed to a fixed income investment is generally equal to its cost basis where the borrower is believed to have adequate assets or resources to support the repayment of the debt. In certain cases, however, fixed income investments may be valued using a discounted cash flow analysis that utilizes prepayment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow and comparable yields for similar investments with assumptions relating to discount rates being determined based on the yields of comparable investments.

Value of Investments in Non-Private Equity Funds Held by the Investment Partnership

Depending on the circumstances, the investments in investment funds other than private equity funds, like investments in KKR Strategic Capital Institutional Fund, Ltd. ("SCF"), may be liquid, in which case the investments are valued using period-end market prices, or illiquid, in which case the investments are valued at their fair value as determined in good faith. When market prices are used, they do not necessarily take into account various factors which may affect the value that the Investment Partnership would actually be able to realize in the future, such as the possible illiquidity associated with a large ownership position, subsequent illiquidity in a market for a company's securities, future market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance. When determining the fair value of investments in non-private equity funds, a similar methodology described above within "Value of Co-Investments in Portfolio Companies and Other Equity Investments Held by the Investment Partnership" and "Value of Fixed Income Investments Held by the Investment Partnership" is used, depending on the type of investment.

Income Recognition

Income is recognized when earned. KPE records investment income, which is primarily comprised of its proportionate share of the Investment Partnership's investment income, net of expenses, and, less significantly, interest income related to its own cash management activities. In addition, KPE records income in the form of unrealized appreciation or depreciation of its investments. This occurs at the end of each quarterly accounting period when we value our limited partner interests in the Investment Partnership. See "Application of Critical Accounting Policies - Valuation of Limited Partner Interests and Investments" above.

The Investment Partnership records investment income in the form of capital gains, dividends and interest. Income is recognized when earned. The Investment Partnership also records income or loss in the form of unrealized appreciation or depreciation from its investments and foreign currency transactions at the end of each quarterly accounting period when the investments are valued. See "Application of Critical Accounting Policies – Valuation of Limited Partner Interests and Investments" above. When an investment carried as an asset is sold or repaid and a resulting gain or loss is realized, including any related gain or loss from foreign currency transactions, an accounting entry is made to reverse any unrealized appreciation or depreciation previously recorded in order to ensure that the realized gain or loss recognized in connection with the sale or repayment of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation.

Security transactions are accounted for on the trade date (the date the order to buy or sell is executed). Capital gains and losses on sales of securities are determined on the identified cost basis.

Taxes and Maintenance of Status as Partnerships for U.S. Federal Tax Purposes

KPE and the Investment Partnership are not taxable entities in Guernsey, have made protective elections to be treated as partnerships for U.S. federal income tax purposes and incur no U.S. federal income tax liability. Certain subsidiaries of the Investment Partnership have also made elections to be treated as disregarded entities for U.S. federal income tax purposes. Each unitholder is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability. Items of income, gain, loss and deduction of certain subsidiaries of the Investment Partnership are treated as items of the Investment Partnership for U.S. federal income tax purposes.

Our investment polices and procedures provide that our investments must be made in a manner that permits KPE and the Investment Partnership to continue to be treated as partnerships for U.S. federal income tax purposes. To maintain compliance with this requirement, under current U.S. federal income tax laws, 90% or more of each partnership's respective gross income (determined by reference to gross income included in determining taxable income for U.S. federal income tax purposes) for every taxable year, including any short year resulting from a termination under Section 708 of the U.S. Internal Revenue Code, will be required to consist of "qualifying income" as defined in Section 7704 of the U.S. Internal Revenue Code. Qualifying income generally includes, among other things:

- interest not derived in the conduct of a financial or insurance business or excluded from the term "interest" under section 856(f) of the U.S. Internal Revenue Code, which excludes amounts received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person; and

- dividends and any gain from the disposition of a capital asset held for the production of qualifying interest or dividends.

To assist us in complying with this requirement, our investment policies and procedures provide that KPE and the Investment Partnership:

- generally may not make equity investments in an entity unless such entity is treated as a corporation for U.S. federal income tax purposes, irrespective of whether such investment is made directly or indirectly through a KKR fund;

- must have the right to either (i) opt out of any investment that is to be made by a KKR fund when the investment could cause income to be earned or allocated that is not qualifying income or (ii) make the investment through an entity that is treated as a corporation for U.S. federal income tax purposes;

- are permitted to invest in a KKR fund only if such fund agrees to certain procedures with respect to the structuring of the investment that will prevent income from being earned or allocated that is not qualifying income;

- generally may not have management fees payable with respect to a KKR fund reduced by any fee payable to KKR or its affiliates, including any portfolio company monitoring, transaction or break-up fee;

- are not permitted to acquire debt instruments, unless the debt instrument (A) is held through a subsidiary treated as a corporation for U.S. tax purposes, or (B) satisfies each of the following conditions: (i) the indebtedness is in registered form, (ii) the amount of interest payable is not determined by reference to the income, profits or revenues of any person; (iii) the indebtedness is not a loan that is originated, negotiated or serviced, although up to five loans per year may be participated in, directly or indirectly, provided that the loans are made on the same terms as are provided to KKR investment funds in connection with the funding of a portfolio company acquisition, (iv) interest in revolving credit facilities or other debt instruments do not require subsequent advances; and (v) forward commitments are not entered into to acquire a debt instrument from another person;

- are permitted to enter into other derivative contracts for the purposes of hedging interest rate risks and foreign currency exchange rate risk relating to investments;

- are not permitted to act as a dealer with respect to any investment or any position in an investment, except through a subsidiary treated as a corporation for U.S. tax purposes; and

- are not permitted to receive any fees, such as monitoring and transaction fees, with respect to the investments that are made with our capital, except through a subsidiary treated as a corporation for U.S. tax purposes.

Non-Consolidation of Investment Partnership

Because KPE does not hold a controlling interest in the Investment Partnership and because of the exclusion for investment companies included in Financial Accounting Standards Board ("FASB") Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended by Interpretation No. "FIN" 46R, we do not consolidate the results of operations, assets or liabilities of the Investment Partnership in our financial statements. However, KPE does reflect its proportionate share of the Investment Partnership's net investment income and net gain on investments and foreign currency transactions in its statement of operations.

Recently Issued Accounting Pronouncements

Nonmonetary Transactions

In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, *Accounting for Nonmonetary Transactions.* The guidance in Accounting Principles Board ("APB") Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in the opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 was effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on our financial statements or the consolidated financial statements of the Investment Partnership.

Accounting Changes and Error Corrections

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.* SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Consolidation of Variable Interest Entities

In 2003, the effective date for applying the provisions of FIN No. 46, *Consolidation of Variable Interest Entities*, as amended by FIN 46R, was temporarily deferred by the FASB for investment companies that are not regulated by the U.S. Securities and Exchange Commission ("SEC") but that currently account for their investments in accordance with the specialized accounting guidance in the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, *Audits of Investment Companies* (the "Guide"). FIN 46R addresses consolidation by an entity that has a controlling financial interest in a variable interest entity. A final determination regarding whether the provisions of FIN 46R should be applied by non-regulated investment companies is currently being made by the FASB. We have not determined the impact, if any, that the provisions of FIN 46R will have on our financial statements or the consolidated financial statements of the Investment Partnership.

Conditional Asset Retirement Obligations

In March 2005, the FASB issued FIN No. 47, *Conditional Asset Retirement Obligations*. FIN No. 47 clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Recognition should occur when incurred, generally upon acquisition. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability, when sufficient information exists. FIN No. 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on our financial statements or the consolidated financial statements of the Investment Partnership.

Control of a Limited Partnership or Similar Entity

In June 2005, the Emerging Issues Task Force reached a consensus on Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*. Under Issue 04-5, the general partners in a limited partnership or similar entity are presumed to control that limited partnership regardless of the extent of the general partners' ownership interest in the limited partnership. A general partner should assess the limited partners' rights and their impact on the presumption of control. If the limited partners have either a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or b) substantive participating rights, the general partners do not control the limited partnership. For general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreement is modified, Issue 04-5 was effective after June 29, 2005. For general partners in all other limited partnerships, Issue 04-5 was effective for the first reporting period in fiscal years beginning after December 15, 2005, and allows either of two transition methods. As of December 31, 2006, KPE determined that consolidation of the Investment Partnership was not required pursuant to

Issue 04-5; however, the Investment Partnership determined that consolidation of a certain investment fund was required.

Other-Than-Temporary Impairment

In November 2005, the FASB issued FASB Staff Position Nos. Financial Accounting Standard ("FAS") 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* (collectively, "FSP 115-1"), which provide guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 was effective for fiscal years beginning after December 15, 2005. The adoption of FSP 115-1 did not have a material impact on our financial statements or the consolidated financial statements of the Investment Partnership.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN No. 48"), which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. We will adopt FIN No. 48 for the year ending December 31, 2007 and are in the process of determining the impact that the implementation of FIN No. 48 will have on our financial statements and the consolidated financial statements of the Investment Partnership.

Measuring Fair Value

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on our financial statements or the consolidated financial statements of the Investment Partnership.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* SFAS No. 159 provides entities the option to elect to carry most financial assets and liabilities at fair value with changes in fair value recorded in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided that the entity also elects to apply the provisions of FASB Statement No. 157, *Fair Value Measurements.* The adoption of SFAS No. 159 is not expected to have a material impact on our financial statements or the consolidated financial statements of the Investment Partnership.

Operating Results of KPE for the Partial Year Ended December 31, 2006

The operating results of KPE for the partial year ended December 31, 2006 were as follows, with amounts in thousands:

Net investment income allocated from the Investment Partnership:	
Investment income	$ 143,220
Expenses	12,853
	130,367
Investment income—Interest income	212
Expenses—General and administrative expenses	4,100
Net investment income	126,479
Realized and unrealized gains from investments and foreign currency allocated from the Investment Partnership:	
Net realized gain	34,547
Net change in unrealized appreciation	83,327
Net gain on investments and foreign currency transactions	117,874
Net increase in net assets resulting from operations	$ 244,353

Net Investment Income Allocated from the Investment Partnership

Net investment income of $130.4 million represents our allocated portion of the Investment Partnership's income and expenses, which included interest and dividend income, management fees, incentive fees and general and administrative expenses, during the partial year ended December 31, 2006. See "Consolidated Operating Results of the Investment Partnership for the Partial Year Ended December 31, 2006" below.

Investment Income

During the partial year ended December 31, 2006, investment income was $0.2 million, which represented interest income from cash management activities.

General and Administrative Expenses

General and administrative expenses were $4.1 million, which included fees for professional services, fees and expenses of our Managing Partner's board of directors and other administrative costs, during the partial year ended December 31, 2006.

Net Gain on Investments and Foreign Currency Transactions Allocated from the Investment Partnership

During the partial year ended December 31, 2006, we recorded a net realized gain of $34.5 million and net change in unrealized appreciation of $83.3 million based on KPE's allocated portion of the Investment Partnership's net gain on investments and foreign currency transactions. See "Consolidated Operating Results of the Investment Partnership for the Partial Year Ended December 31, 2006" below.

Net Increase in Net Assets Resulting from Operations

During the partial year ended December 31, 2006, the net increase in net assets resulting from operations was $244.4 million. In addition to the net increase in net assets resulting from operations, KPE received proceeds from the initial offering of $4,830.1 million, which were net of offering costs of $283.6 million, offset by a distribution to unitholders of $38.9 million, which resulted in a total net increase in net assets during the partial year ended December 31, 2006 of $5,035.6 million.

Reconciliation of KPE's Limited Partner Interests in the Investment Partnership

During the partial year ended December 31, 2006, limited partner interests allocated from the Investment Partnership to KPE were as follows, with amounts in thousands:

Net increase in net assets resulting from operations of the Investment Partnership	$	248,776
Management fees incurred by the Investment Partnership (100% allocated to the limited partner)		9,639
Net increase in net assets resulting from operations before management fees incurred by the Investment Partnership		258,415
Limited partner interest percentage (rounded)		99.8%
		257,880
Management fees incurred by the Investment Partnership and allocated to the limited partner		9,639
Net increase in net assets resulting from operations of the Investment Partnership allocated to KPE	$	248,241
The allocation from the Investment Partnership consists of the following, as reflected on KPE's statement of operations:		
Net investment income	$	130,367
Net gain on investments and foreign currency transactions		117,874
	$	248,241

Consolidated Operating Results of the Investment Partnership for the Partial Year Ended December 31, 2006

The consolidated operating results of the Investment Partnership for the partial year ended December 31, 2006 were as follows, with amounts in thousands:

	General Partner	Limited Partner	Total
Investment income:			
Interest income	$ 296	$ 143,074	$ 143,370
Dividend income, net of withholding taxes of $63	—	146	146
Total investment income	296	143,220	143,516
Expenses:			
Management fees	—	9,874	9,874
Incentive fees	2	1,042	1,044
General and administrative expenses	4	1,937	1,941
Total expenses	6	12,853	12,859
Net investment income	290	130,367	130,657
Realized and unrealized gains from investments and foreign currency:			
Net realized gain	72	34,547	34,619
Net change in unrealized appreciation	173	83,327	83,500
Net gain on investments and foreign currency transactions	245	117,874	118,119
Net increase in net assets resulting from operations	$ 535	$ 248,241	$ 248,776

The Associate Investor was allocated income and expenses related to its $10.0 million capital contribution with respect to its general partner interest.

Investment Income

During the partial year ended December 31, 2006, investment income was $143.5 million, which primarily represented interest on cash management activities. Interest was earned at an annualized weighted average rate of 5.3% during the partial year ended December 31, 2006.

Management Fees

Management fees were $9.9 million during the partial year ended December 31, 2006. See "Commitments and Contingencies - Management Fees" below for a more detailed description of the management fee due under the services agreement.

Incentive Fees

During the partial year ended December 31, 2006, incentive fees related to investments by SCF were $1.0 million. See, "Commitments and Contingencies - Carried Interest and Incentive Distributions" below.

General and Administrative Expenses

During the partial year ended December 31, 2006, general and administrative expenses were $1.9 million, which was comprised primarily of fees for professional services and withholding taxes.

Net Realized Gain from Investments and Foreign Currency Transactions

During the partial year ended December 31, 2006, the Investment Partnership recorded a gain of $34.6 million, which was comprised of $33.3 million from the sale of opportunistic investments, which included a $1.9 million net gain on foreign currency transactions, and $1.3 million from the sale of investments by KKR's private equity funds.

Net Change in Unrealized Appreciation on Investments and Foreign Currency Transactions

During the partial year ended December 31, 2006, the Investment Partnership recorded net unrealized appreciation in the amount of $83.5 million. Net appreciation in the value of the portfolio companies underlying the investments in KKR's private equity funds and co-investments in certain portfolio companies was $71.3 million and $2.2 million, respectively. The net unrealized appreciation of $2.2 million related to co-investments and was comprised of $4.5 million of net unrealized gains on foreign currency transactions, offset by the payment of $2.3 million of sellers' contractual carrying costs at the time of acquiring certain investments. In addition, unrealized gains of $6.0 million related to investments by SCF were recorded and unrealized gains of $4.0 million from mark-to-market adjustments related to opportunistic investments in publicly traded securities were recorded, which included $0.8 million of unrealized gains from foreign currency transactions.

Net Increase in Net Assets Resulting from Operations

During the partial year ended December 31, 2006, the net increase in net assets resulting from operations was $248.8 million. In addition to the net increase in net assets resulting from operations, the Investment Partnership received total capital contributions of $4,836.5 million, offset by $38.9 million of distributions to its general and limited partners, which resulted in a total net increase in net assets during the partial year ended December 31, 2006 of $5,046.4 million.

Liquidity and Capital Resources

Our Sources of Cash and Liquidity Needs

At December 31, 2006, KPE's cash balance was $1.1 million. During the partial year ended December 31, 2006, cash provided by financing activities was $4,791.2 million, which resulted from partners' capital contributions, net of offering costs and distributions to unitholders. Cash provided by financing activities was offset by $4,790.1 million of cash used in operating activities due in substantial part to the acquisition of limited partner interests in the Investment Partnership.

Our primary uses of cash are to make capital contributions to the Investment Partnership for use in investments, to make distributions to our unitholders, if and when declared by our Managing Partner's board of directors, and to pay our operating expenses. Taking into account generally expected market conditions, we believe that the sources of liquidity described below will be sufficient to fund our working capital requirements.

Our initial sources of liquidity were the capital contributions received in connection with the initial offering of common units and related transactions. See a description of the initial offering above under "Introduction to 2006 Annual Financial Report—KPE's Initial Offering and Capital Contribution to the Investment Partnership." We contributed substantially all of this cash to the Investment Partnership for use in connection with our limited partner interests and, as a result, our future liquidity depends primarily on distributions by the Investment Partnership, capital contributions that we receive in connection with the issuance of additional common units or other securities and borrowings.

We receive distributions from the Investment Partnership from time to time to assist us in making distributions to our unitholders, if and when declared by our Managing Partner's board of directors, and to allow us to pay our operating expenses as they become due. We believe that the Investment Partnership will fund its distributions with returns generated by the private equity, opportunistic and temporary investments that it makes. The ability of the Investment Partnership to fund cash distributions to us will depend on a number of factors, including, among others, the actual results of operations and financial condition of the Investment Partnership, restrictions on cash distributions that are imposed by applicable law or the organizational documents of the Investment Partnership, the timing and amount of cash generated by investments that are made by the Investment Partnership, any contingent liabilities to which the Investment Partnership may be subject, the amount of taxable income generated by the Investment Partnership and other factors that the Managing Investor deems relevant. During the partial year ended December 31, 2006, we received allocable distributions of $38.9 million from the Investment Partnership, and in turn, made distributions to our unitholders in the amount of $38.9 million.

Prior to the completion of the initial offering and related transactions, we entered into an investment agreement with KKR that provides us with an additional source of liquidity. Under the investment agreement, KKR agreed to cause its affiliates to contribute to us, on a periodic basis, an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made during such period pursuant to the carried interest and incentive distribution rights that are applicable to the Investment Partnership's investments in exchange for newly issued common units. The purchase price for the common units that we will issue pursuant to the investment agreement is equal to (i) the average of the high and low sales prices of our common units as quoted by the primary securities exchange on which our common units are listed or trade during the ten business days immediately preceding the issuance of the common units or (ii) if during such ten-day period our common units are not listed or admitted to trading on any securities exchange or there have not been any sales of our common units on the primary securities exchange on which our common units are then listed or admitted to trading, the fair value of our common units will be determined jointly by KKR and the board of directors of the Managing Partner (with the special approval of a majority of its independent directors).

We may also issue additional common units and other securities to other investors with the objective of increasing our available capital. We generally expect to contribute to the Investment Partnership the net cash proceeds that we receive from the issuance of common units or other securities to the extent that such cash is not used to fund distributions to our unitholders or to pay our operating and other expenses. We expect that such contributions will be used by the Investment Partnership to make investments that meet our investment criteria as set forth in our investment policies and procedures and our limited partnership agreement.

We may enter into a working capital facility with one or more lenders for the purpose of providing us with an additional source of liquidity. If we enter into such a facility, we anticipate that we will draw funds under the credit facility primarily in connection with the funding of short-term liquidity needs. As of December 31, 2006, we had not entered into such a facility.

The Investment Partnership's Sources of Cash and Liquidity Needs

At December 31, 2006, the Investment Partnership's cash balance was $2,139.6 million. During the partial year ended December 31, 2006, cash provided by financing activities was $4,797.6 million, which resulted from partners' capital contributions, net of distributions to its limited and general partners. Cash provided by financing activities was offset by $2,658.0 million of cash used in operating activities due primarily to private equity and opportunistic investments totaling $2,017.5 million and cash of $1,000.0 million held in a time deposit account, offset by proceeds of $237.6 million received from the sale of opportunistic investments and investments by KKR's private equity funds.

The Investment Partnership uses its cash primarily to fund investments, to make distributions to its general and limited partners, to pay its operating expenses and to make any payments to KKR affiliates pursuant to the carried interest that is applicable to co-investments and the incentive distribution rights that are applicable to opportunistic and temporary investments. Taking into account generally expected market conditions, we believe that the sources of liquidity described below will be sufficient to fund the working capital requirements of the Investment Partnership.

The Investment Partnership used the cash received from us in connection with the initial offering and related transactions to fund its initial liquidity needs. See a description of the initial offering above under "Introduction to 2006 Annual Financial Report—KPE's Initial Offering and Capital Contribution to the Investment Partnership." Because the Investment Partnership is expected to follow the over-commitment approach described below under "Commitments and Contingencies—Commitments to Private Equity Funds" when making investments in private equity funds, the amount of capital committed by the Investment Partnership for future private equity investments may ultimately exceed its available cash at a given time. Any available cash that is held by the Investment Partnership is temporarily invested in accordance with our cash management policy.

The Investment Partnership receives cash from time to time from the investments that it makes. This cash is in the form of capital gains and dividends on equity investments, payments of interest and principal on fixed income investments and cash consideration received in connection with the disposal of investments. Temporary investments made in connection with our cash management activities provide a more regular source of cash than less liquid private equity and opportunistic investments, but generate returns that we expect to be generally lower than our other investments. Other than amounts that are used to pay expenses, used to make distributions to its general and limited partners, or used to make payments to KKR affiliates pursuant to the carried interests and incentive distribution rights, any returns generated by investments made by the Investment Partnership are reinvested in accordance with our investment policies and procedures.

We intend to make further capital contributions to the Investment Partnership from time to time in the future with the objective of increasing the amount of investments that are made on our behalf. We believe that our further capital contributions will consist primarily of the capital contributions that we receive from investors in connection with future issuances of common units, including common units issued to affiliates of KKR pursuant to our investment agreement. We may also contribute to the Investment Partnership additional limited partner interests in KKR's private equity funds that we acquire in secondary market transactions in exchange for our common units or other partnership securities. While those limited partner interests will not provide an immediate source of liquidity, they may generate cash returns that can be used to fund future liquidity needs.

We expect that the Investment Partnership may enter into one or more credit facilities and other financial instruments from time to time with the objective of increasing the amount of cash that it has available for working capital or for making opportunistic investments or temporary investments. We believe that these debt financing arrangements will initially consist of a working capital facility that may be used to fund short-term liquidity needs, warehousing credit facilities under which specific investments will be pledged as collateral to a warehouse lender and repurchase agreements pursuant to which particular investments will be sold to counterparties with an agreement to repurchase the investments at a price equal to the sale price plus an interest factor. The Investment Partnership may also use match-funded, non-recourse debt in the form of securitization transactions, collateralized debt obligations or one or more extendible asset-backed commercial paper programs in order to leverage investments. Depending on the circumstances, other forms of indebtedness may also be used. At December 31, 2006, the Investment Partnership had not entered into any such debt financing arrangements.

Commitments and Contingencies

Private Equity and Other Commitments

At December 31, 2006, the Investment Partnership had the following commitments, with amounts in thousands:

	Capital Commitment	Remaining Amount of Commitment to Fund
KKR 2006 Fund L.P.	$ 1,975,000	$ 1,835,405
KKR Strategic Capital Institutional Fund, Ltd.	175,000	116,667
KKR Millennium Fund L.P.	160,000	3,086
KKR European Fund II, Limited Partnership	100,000	45,662
	$ 2,410,000	$ 2,000,820

Whether these commitments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of KPE, the Investment Partnership or KKR. No assurances can be made as to whether or when these commitments will be consummated.

As is common with investments in investment funds, we expect that the Investment Partnership will generally follow an over-commitment approach when making investments in KKR's investment funds in order to maximize the amount of capital that is invested at any given time. When an over-commitment approach is followed, the aggregate amount of capital committed by the Investment Partnership to investments funds at a given time may exceed the aggregate amount of cash that the Investment Partnership has available for immediate investment. Because the general partners of KKR's private equity funds are permitted to make calls for capital contributions following the expiration of a relatively short notice period, when an over-commitment approach is used, the Investment Partnership is required to time investments and manage available cash in a manner that allows them to fund its capital commitments as and when capital calls are made. As the service provider under the services agreement, KKR is primarily responsible for carrying out these activities for the Investment Partnership. KKR will take into account expected cash flows to and from investments, including cash flows to and from its investment funds, when planning investment and cash management activities with the objective of seeking to ensure that the Investment Partnership is able to honor its commitments to funds as and when they become due. As of December 31, 2006, the Investment Partnership was not over-committed.

Foreign Currency Contracts

During the partial year ended December 31, 2006, the Investment Partnership entered into forward foreign currency exchange contracts primarily to economically hedge against foreign currency exchange rate risks on its non-U.S. dollar denominated investments. The Investment Partnership agreed to deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed-upon future date. The net equity (loss) in the contracts is the difference between the forward foreign exchange rates at the date of entry into the contracts and the forward rates at the reporting date and is included in the consolidated statement of assets and liabilities of the Investment Partnership. During the partial year ended December 31, 2006, the Investment Partnership recorded an unrealized loss on foreign currency exchange contracts in the amount of $5.7 million. See Note 4, "Forward Currency Contracts" to the Investment Partnership's consolidated financial statements contained elsewhere within this report

Debt Obligations

We expect to incur indebtedness to fund our liquidity needs and expect that the Investment Partnership will incur indebtedness to fund its liquidity needs, to leverage opportunistic investments and potentially to leverage certain temporary investments. The entry into debt financing arrangements will subject us and the Investment Partnership to contractual obligations relating to the periodic payment of interest, the repayment of borrowed principal and, if repurchase agreements are used, obligations to repurchase investments at a specified price plus an interest factor. At December 31, 2006, we and the Investment Partnership were not parties to any debt financing arrangements. Subsequent to December 31, 2006, we entered into a financing arrangement related to an investment. See Note 12, "Subsequent Events" to the Investment Partnership's consolidated financial statements contained elsewhere within this report.

Management Fees

Under the services agreement, we and the other service recipients jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of (i) our equity up to and including $3 billion multiplied by 1.25% plus (ii) our equity in excess of $3 billion multiplied by 1%. For the purposes of the agreement, "equity" is defined as the sum of the net proceeds in cash or otherwise from each issuance of limited partner interests in our partnership, after deducting any managers' commissions, placement fees and other expenses relating to the initial offering and related transactions, plus our cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such three-month period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that we paid for repurchases of limited partner interests in our partnership.

The foregoing calculation of our "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP and (ii) any non-cash items jointly agreed to by the Managing Partner (with the approval of a majority of its independent directors) and KKR. During the one-year period following the commencement of our operations, for the purposes of the management fee calculation, our equity will not include any portion of the proceeds from the initial offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by such temporary investments. Generally, except during the one-year period following the commencement of our operations when the definition of our equity will not take into account temporary investments, our equity for the purposes of the management fee will be approximately equal to our net asset value.

The management fee payable under the services agreement will be reduced in current or future periods by an amount equal to the sum of (i) any cash that we and the other services recipients, as limited partners of KKR's investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that we contribute to KKR's investment funds for such purposes), regardless of whether such management fees were received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that we may pay third parties in the future in connection with our investments and (iii) subject to certain limitations, until such time as the profits on our investments that are subject to a carried interest or incentive distribution rights equal the managers' commissions, placement fees and other expenses relating to the initial offering and related transactions, distributions that are made to KKR's affiliates pursuant to their carried interest in the investments in KKR's investment funds. To the extent that the amount of the management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR is required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period below zero.

The management fee payable under the services agreement is not subject to reduction based on any other fees that KKR or its affiliates receive in connection with our investments, including any transaction or monitoring fees that are paid by a portfolio company in which we make a co-investment or that are paid with respect to any opportunistic investments. The management fee may not be reduced if the Managing Partner determines, in good faith, that a reduction in the management fee would jeopardize the classification of KPE as a partnership for U.S. federal income tax purposes.

The Investment Partnership is required to fund a portion of the management fee that KKR, in its capacity as a fund investment manager, receives under its investment management agreements with the investment funds in which they invest. Depending on whether a fund has made an initial investment, the Investment Partnership is required either to pay such fees directly or to contribute capital to the fund for the purposes of funding such fees. The amounts funded by the Investment Partnership, regardless of whether KKR receives such amounts in the form of a management fee or otherwise, will be credited in current or future periods against the separate management fee that is payable under the services agreement with KKR. Subject to certain limitations, the management fee that is payable under the services agreement will be further reduced.

Carried Interest and Incentive Distributions

Except as described below, each investment that is made by the Investment Partnership is subject either to one carried interest or one incentive distribution right, which generally entitles an affiliate of KKR to receive a portion of the profits generated by the investment. In particular:

- The general partners of KKR's private equity funds in which an investment is made is generally entitled to a carried interest that will allocate to it 20% of the net realized returns generated by the fund after capital contributions have been returned to limited partners and realized losses have been recovered. The realized gains and losses of portfolio investments are not netted across funds and each carried interest applies only to the results of an individual fund. Gains and losses from non-fund investments similarly are not netted when computing distributions that are payable to the applicable general partner in respect of fund carried interests.

- The Associate Investor is generally entitled to a carried interest that allocates to it 20% of the net realized returns generated by a co-investment in a portfolio company after the capital contribution used to fund the co-investment has been returned and all realized losses in respect of other co-investments have been recovered. Gains and losses from investments that are not co-investments are not netted against gains and losses from co-investments when computing distributions that are payable in respect of the co-investment carried interest.

- The Associate Investor is generally entitled to an incentive distribution at the end of each annual accounting period in an amount equal to 20% of the amount of appreciation in the net asset value of our opportunistic investments and temporary investments during the year, as increased to reflect withdrawals of capital for opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered. During the one-year period following the closing of our initial offering, the appreciation in the value of temporary investments will be disregarded for the purpose of calculating the Associate Investor's incentive distribution. Gains and losses from investments that are not opportunistic or temporary investments are not netted against gains and losses from opportunistic and temporary investments when computing amounts that are payable in respect of the incentive distribution right.

- The fund manager of a KKR investment fund that is not a private equity fund in which an investment is made is generally entitled to an incentive distribution specific to that particular investment fund. The amount and calculation of the incentive distribution may vary from fund to fund. During the partial year ended December 31, 2006, the Investment Partnership accrued incentive fees of $1.0 million related to investments by SCF.

- In addition, to the extent the Investment Partnership acquires a limited partner interest in a KKR investment fund at a price that is less than the net asset value of the fund that is allocable to such interest, the Associate Investor may be entitled to a future incentive distribution with respect to the difference between such net asset value and price, depending on the value, net of any capital contributions, ultimately realized from the interest. Under certain circumstances, future incentive distributions that are payable to the Associate Investor may be reduced to the extent that the Investment Partnership acquires a limited partner interest in a KKR investment fund at a price that is greater than the net asset value of the fund that is allocable to such interest.

Until such time as the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses incurred in connection with the initial offering and related transactions, the Associate Investor will forego its incentive amounts related to opportunistic and temporary investments and its carried interest related to co-investments. At December 31, 2006, managers' commissions, placement fees and other expenses incurred in connection with the initial offering and related transactions exceeded the amount of carried interest and incentive distribution rights payable on profits of the Investment Partnership's consolidated investments, subject to certain limitations.

In addition, until such time, subject to certain limitations, KKR will reduce the management fee payable under the services agreement based on the amount of carried interest distributions made to the general partners of its investment funds in respect of the Investment Partnership's investments.

Legal Proceedings

As with any partnership, we may become subject to claims and litigation arising in the ordinary course of business. We do not believe that we or the Investment Partnership have any pending or threatened legal proceedings that would have a material adverse effect on our financial position, operating results or cash flows.

Exposure to Market Risks

We are exposed to a number of market risks due to the types of investments that we make and the manner in which we and the Investment Partnership raise capital. We believe that our exposure to market risks will relate primarily to changes in the values of publicly traded securities that are held for investment, movements in prevailing interest rates and changes in foreign currency exchange rates. We seek to mitigate such market risks through the use of hedging arrangements and derivative instruments, which could subject us to additional market risks. KKR, as the service provider under the services agreement, is responsible for monitoring all market risks and for carrying out risk management activities relating to our investments. Our investment policies and procedures prohibit KKR from entering into hedging or derivative transactions for speculative purposes.

Securities Market Risks

Opportunistic and temporary investments include investments in publicly traded securities. The Investment Partnership and the private equity funds in which it invests may also make investments in portfolio companies whose securities are publicly held in connection with a recapitalization, exiting an investment or otherwise. The market prices of publicly traded securities may be volatile and are likely to fluctuate due to a number of factors beyond our control. These factors include actual or anticipated fluctuations in the quarterly and annual results of such companies or of other companies in the industries in which they operate, market perceptions concerning the availability of additional securities for sale, general economic, social or political developments, industry conditions, changes in government regulation, shortfalls in operating results from levels forecasted by securities analysts, the general state of the securities markets and other material events, such as significant management changes, refinancings, acquisitions and dispositions. The Investment Partnership is required to value investments in publicly traded securities based on current market prices at the end of each accounting period, which may lead to significant changes in the net asset values and operating results that it reports from quarter to quarter and year to year.

Interest Rate Risks

KPE and the Investment Partnership may incur indebtedness to fund liquidity needs and, in the case of the Investment Partnership, to leverage certain opportunistic and temporary investments. The Investment Partnership may also make fixed income investments that are sensitive to changes in interest rates. As a result, we are exposed to risks associated with movements in prevailing interest rates. An increase in interest rates may make it more difficult or expensive for us or for the Investment Partnership to obtain debt financing, may negatively impact the values of fixed income investments and may decrease the returns that our investments generate.

We are subject to additional risks associated with changes in prevailing interest rates due to the fact that our capital is invested in portfolio companies whose capital structures may likely have a significant degree of indebtedness. Investments in highly leveraged companies are inherently more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic, market and industry developments. A leveraged company's income and net assets also tend to increase or decrease at a greater rate than would be the case if money had not been borrowed. As a result, the risk of loss associated with an investment in a leveraged company is generally greater than for companies with comparatively less debt.

Foreign Currency Risks

Our functional currency and the functional currency of the Investment Partnership is the U.S. dollar. When valuing investments that are denominated in currencies other than the U.S. dollar, we and the Investment Partnership are required to convert the values of such investments into U.S. dollars based on prevailing exchange rates as of the end of the applicable accounting period. As a result, changes in exchange rates between the U.S. dollar and other currencies could lead to significant changes in the net asset values that we and the Investment Partnership report from quarter to quarter and year to year. Among the factors that may affect currency values are trade balances, levels of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. See Note 2, "Summary of Significant Accounting Policies – Foreign Currency Contracts" within the consolidated financial statements of the Investment Partnership included elsewhere within this report.

Financial Instruments and Risk Management

When managing our exposure to market risks, we and the Investment Partnership, use one or more of the following: forward contracts, options, swaps, caps, collars and floors or pursues other strategies or forms of derivative instruments to, among other things, limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates and currency exchange rates. The scope of risk management activities will vary based on the level and volatility of interest rates, prevailing foreign currency exchange rates, the type of investments that are made and other changing market conditions. The use of hedging transactions and other derivative instruments to reduce the effects of a decline in the value of a position does not eliminate the possibility of fluctuations in the value of the position or prevent losses if the value of the position declines. However, such activities can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of the position. Such transactions may also limit the opportunity for gain if the value of a position increases. Moreover, it may not be possible to limit the exposure to a market development that is so generally anticipated that a hedging or other derivative transaction cannot be entered into at an acceptable price.

The success of any hedging or other derivative transactions that we and the Investment Partnership enter into generally depends on the ability to correctly predict market changes. As a result, while we and the Investment Partnership may enter into such transactions in order to, among other things, reduce our exposure and the Investment Partnership's exposure to market risks, unanticipated market changes may result in poorer overall investment performance than if the transaction had not been executed. In addition, the degree of correlation between price movements of the instruments used in connection with hedging activities and price movements in a position being hedged may vary. Moreover, for a variety of reasons, we and the Investment Partnership may not seek or be successful in establishing a perfect correlation between the instruments used in hedging or other derivative transactions and the position being hedged. An imperfect correlation could prevent us and the Investment Partnership from achieving the intended result and create new risks of loss. In addition, it may not be possible to fully or perfectly limit our exposure against all changes in the values of our investments, because the values of our investments are likely to fluctuate as a result of a number of factors, some of which will be beyond our control.

* * * * * *

FINANCIAL STATEMENTS OF KKR PRIVATE EQUITY INVESTORS, L.P.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Partners of KKR Private Equity Investors, L.P.:

We have audited the financial statements of KKR Private Equity Investors, L.P. ("KPE") for the period from April 18, 2006 (Date of Formation) to December 31, 2006 which comprise the Statement of Assets and Liabilities, the Statement of Operations, the Statement of Changes in Net Assets, the Statements of Cash Flows and the related notes 1 to 12. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to KPE's partners, as a body, in accordance with section 18 of The Limited Partnerships (Guernsey) Law, 1995. Our audit work has been undertaken so that we might state to the partners those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than KPE and KPE's partners as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of the Managing Partner and the Auditors

As described in the Statements of Responsibilities, the Managing Partner is responsible for preparing the financial statements in accordance with applicable Guernsey law, KPE's Limited Partnership Agreement, accounting principles generally accepted in the United States of America and the Dutch Investment Institution Supervision Act insofar applicable.

Our responsibility is to audit the financial statements in accordance with relevant Guernsey legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, in accordance with accounting principles generally accepted in the United States of America and have been properly prepared in accordance with The Limited Partnerships (Guernsey) Law, 1995, KPE's Limited Partnership Agreement and the Dutch Investment Institution Supervision Act insofar applicable.

In addition we report to you if, in our opinion, KPE has not kept proper accounting records, if we have not received all the information and explanations we require for our audit.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Managing Partner in the preparation of the financial statements, and of whether the accounting policies are appropriate to KPE's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with accounting principles generally accepted in the United States of America, of the state of KPE's affairs as at December 31, 2006 and of its return for the period from April 18, 2006 (Date of Formation) to December 31, 2006;
- the financial statements have been properly prepared in accordance with The Limited Partnerships (Guernsey) Law, 1995 and KPE's Limited Partnership Agreement; and
- the financial statements have been properly prepared in accordance with the Dutch Investment Institution Supervision Act insofar applicable.

Deloitte & Touche LLP
Chartered Accountants
Guernsey

March 27, 2007

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENT OF ASSETS AND LIABILITIES
(Amounts in thousands, except unit and per unit amounts)

		December 31, 2006
ASSETS:		
Investments in limited partner interests, at fair value:		
KKR PEI Investments, L.P. – Class A (cost of $3,192,251)	$	3,321,084
KKR PEI Investments, L.P. – Class B (cost of $948,180)		950,384
KKR PEI Investments, L.P. – Class C (cost of $627,924)		700,367
KKR PEI Investments, L.P. – Class D (cost of $58,213)		64,110
		5,035,945
Cash and cash equivalents		1,116
Prepaid expenses		111
Total assets		5,037,172
LIABILITIES:		
Accrued liabilities		1,209
Due to affiliate		364
Total liabilities		1,573
NET ASSETS	$	5,035,599
NET ASSETS CONSIST OF:		
Partners' capital (204,550,001 common units outstanding), net	$	4,830,110
Distributable earnings		205,489
	$	5,035,599
Net asset value per common unit	$	24.62
Market price at December 31, 2006	$	22.85

See accompanying notes to financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENT OF OPERATIONS
(Amounts in thousands)

	From April 18, 2006 (Date of Formation) to December 31, 2006
NET INVESTMENT INCOME ALLOCATED FROM KKR PEI INVESTMENTS, L.P.:	
Investment income	$ 143,220
Expenses	12,853
	130,367
INVESTMENT INCOME—Interest income	212
EXPENSES—General and administrative expenses	4,100
NET INVESTMENT INCOME	126,479
REALIZED AND UNREALIZED GAINS FROM INVESTMENTS AND FOREIGN CURRENCY ALLOCATED FROM KKR PEI INVESTMENTS, L.P:	
Net realized gain	34,547
Net change in unrealized appreciation	83,327
Net gain on investments and foreign currency transactions	117,874
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 244,353

See accompanying notes to financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENT OF CHANGES IN NET ASSETS
(Amounts in thousands, except unit amounts)

	From April 18, 2006 (Date of Formation) to December 31, 2006
NET INCREASE IN NET ASSETS FROM OPERATIONS:	
Net investment income	$ 126,479
Net gain on investments and foreign currency transactions	117,874
Net increase in net assets resulting from operations	244,353
Distribution to unitholders	(38,864)
NET INCREASE FROM CAPITAL TRANSACTIONS:	
Partners' capital contributions (sold 204,550,001 common units)	5,113,750
Offering costs	(283,640)
Net increase from capital transactions	4,830,110
INCREASE IN NET ASSETS	5,035,599
NET ASSETS—Beginning of period	—
NET ASSETS—End of period	$ 5,035,599

See accompanying notes to financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENT OF CASH FLOWS
(Amounts in thousands)

		From April 18, 2006 (Date of Formation) to December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net increase in net assets resulting from operations	$	244,353
Adjustments to reconcile net increase in net assets resulting from operations to cash and cash equivalents used in operating activities:		
Net investment income allocated from KKR PEI Investments, L.P		(130,367)
Net gain on investments and foreign currency transactions allocated from KKR PEI Investments, L.P.		(117,874)
Changes in operating assets and liabilities:		
Purchase of limited partner interests		(4,826,568)
Distribution received from KKR PEI Investments, L.P.		38,864
Increase in prepaid expenses		(111)
Increase in accrued liabilities		1,209
Increase in due to affiliate		364
Net cash flows used in operating activities		(4,790,130)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Partners' capital contributions		5,113,750
Offering costs		(283,640)
Distribution to unitholders		(38,864)
Net cash flows provided by financing activities		4,791,246
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,116
CASH AND CASH EQUIVALENTS—Beginning of period		—
CASH AND CASH EQUIVALENTS—End of period	$	1,116

See accompanying notes to financial statements.

KKR PRIVATE EQUITY INVESTORS, L.P.

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006, AND FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION) TO DECEMBER 31, 2006

1. BUSINESS

KKR Private Equity Investors, L.P. ("KPE") is a Guernsey limited partnership that is comprised of (i) KKR Guernsey GP Limited (the "Managing Partner"), which holds 100% of the general partner interests in KPE, and (ii) the holders of limited partner interests in KPE. KPE's limited partner interests consist of one common unit that is held by the Managing Partner, as a limited partner, and 204,550,000 common units that are held by other limited partners. The common units are non-voting and have been listed on Euronext Amsterdam N.V.'s Eurolist by Euronext ("Euronext Amsterdam") under the symbol "KPE."

The Managing Partner is a Guernsey limited company that is owned by individuals who are affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The Managing Partner is responsible for managing the business and affairs of KPE. KPE seeks to create long-term value by participating in private equity and opportunistic investments identified by KKR. KPE makes all of these investments through KKR PEI Investments, L.P. (the "Investment Partnership"), of which it is the sole limited partner.

The Investment Partnership invests in private equity investments, opportunistic investments and temporary investments. The Investment Partnership's "private equity investments" consist of investments in limited partner interests in KKR's private equity funds and co-investments in certain portfolio companies of those funds. "Opportunistic investments" are any investments identified by KKR in the course of its business other than private equity investments. The Investment Partnership also makes "temporary investments" in connection with cash management activities.

The Investment Partnership is a Guernsey limited partnership that is comprised of (i) KKR PEI Associates, L.P. (the "Associate Investor"), which holds 100% of the general partner interests in the Investment Partnership, which represented a 0.2% interest at December 31, 2006, and (ii) KPE, which holds 100% of the limited partner interests in the Investment Partnership, which represented a 99.8% interest at December 31, 2006. As the Investment Partnership's sole general partner, the Associate Investor is responsible for managing the business and affairs of the Investment Partnership. Because the Associate Investor is itself a Guernsey limited partnership, its general partner, KKR PEI GP Limited (the "Managing Investor"), a Guernsey limited company that is owned by individuals who are affiliated with KKR, is effectively responsible for managing the Investment Partnership's business and affairs.

The Investment Partnership's limited partnership agreement provides that the investments it makes must comply with the investment policies and procedures that are established from time to time by the Managing Partner's board of directors on behalf of KPE. KPE's investment policies and procedures currently provide, among other things, that the Investment Partnership will invest at least 75% of its adjusted assets in KKR's private equity investments and no more than 25% of its adjusted assets in opportunistic investments. "Adjusted assets" are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its consolidated statement of assets and liabilities. For the purposes of this policy, the Investment Partnership may take into account temporary investments as private equity investments.

KPE, the Managing Partner, the Investment Partnership, the Associate Investor and the Managing Investor have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Partner and the board of directors of the Managing Investor.

In connection with the formation of KPE and the initial offering of its common units, affiliates of KKR contributed $75.0 million in cash to KPE and the Investment Partnership, of which $65.0 million was contributed to KPE in exchange for common units and $10.0 million was contributed to the Investment Partnership in respect of general partner interests in the Investment Partnership. In addition, under an investment agreement that KPE entered into with KKR in connection with the initial offering, KKR has agreed to cause its affiliates to acquire additional common units from KPE on a periodic basis in an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made to KKR and its affiliates pursuant to the carried interests and incentive distribution rights that are applicable to investments that are made through the Investment Partnership. Common units issued to KKR's affiliates in connection with the initial offering or pursuant to the investment agreement are subject to a general prohibition on transfers for a period of three years from the date of issuance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of KPE were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in U.S. dollars. KKR, on KPE's behalf, submitted a request letter and received temporary approval from the Netherlands Authority for the Financial Markets exempting KPE from preparing its financial statements in conformity with Dutch GAAP or International Financial Reporting Standards ("IFRS") until the Netherlands Minister of Finance decides otherwise or specific legislation and regulations in respect of the equivalence of U.S. GAAP and IFRS are established at a European level. KPE utilizes the U.S. Dollar as its functional currency.

Because KPE does not hold a controlling interest in the Investment Partnership and because of the exclusion for investment companies included in Financial Accounting Standards Board ("FASB") Interpretation No. 46, *Consolidation of Variable Interest Entities*, as amended by Interpretation No. ("FIN") 46R, KPE does not consolidate the results of operations, assets or liabilities of the Investment Partnership in its financial statements. See Note 2, "Summary of Significant Accounting Policies—Recently Issued Accounting Pronouncements—Consolidation of Variable Interest Entities." The consolidated financial statements of the Investment Partnership, including a schedule of its investments, are included elsewhere within this report and should be read in conjunction with KPE's financial statements.

The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results may vary from estimates in amounts that may be material to the financial statements. The valuation of KPE's limited partner interests in the Investment Partnership and the underlying valuation of the Investment Partnership's investments involve estimates and are subject to the judgment of the Managing Partner and the Managing Investor, respectively.

KPE utilizes a reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. The financial results presented herein include activity from the formation of KPE on April 18, 2006 through December 31, 2006, referred to as "the partial year ended December 31, 2006." The operations of KPE effectively commenced on May 10, 2006, upon receipt of the net proceeds from the initial offering on May 3, 2006. See Note 5, "Initial Offering."

Valuation of Limited Partner Interests

KPE records its investment in the Investment Partnership at fair value. Valuation of securities held by the Investment Partnership is further discussed in the notes to the Investment Partnership's consolidated financial statements, which are included elsewhere within this report.

KPE's investments in limited partner interests in the Investment Partnership do not have a readily available market and were valued by the Managing Partner and recorded at the determined fair value. Such limited partner interests are generally valued at an amount that is equal to the aggregate value of the assets, which are net of any related liabilities, of the Investment Partnership that KPE would receive if such assets were sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution of the net proceeds from such sales were distributed to KPE in accordance with the Investment Partnership's limited partnership agreement. This amount is generally expected to be equal to the Investment Partnership's consolidated net asset value as of the valuation date, as adjusted to reflect the allocation of consolidated net assets to the Associate Investor. The Investment Partnership's net asset value is expected to increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments and related foreign currency transactions, if any, that it records and the net changes in the unrealized appreciation and/or depreciation of its investments and related foreign currency transactions.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks and liquid investments with maturities, at the date of acquisition, not exceeding 90 days.

Prepaid Expenses

At December 31, 2006, prepaid expenses were comprised of insurance payments and payments for other professional services, which are amortized on a straight-line basis over the related period.

Distributable Earnings

At December 31, 2006, distributable earnings were comprised of the following, with amounts in thousands:

Net increase in net assets resulting from operations	$	244,353
Distribution to unitholders		(38,864)
Distributable earnings	$	205,489

Net Investment Income

Income is recognized when earned. KPE records its proportionate share of the Investment Partnership's investment income, net of expenses. In addition, KPE records its own investment income, which was primarily comprised of interest income related to cash management activities during the partial year ended December 31, 2006. Investment income is presented net of general and administrative expenses in the statement of operations.

General and Administrative Expenses

Expenses are recognized when incurred. General and administrative expenses are limited to the expenses that KPE directly incurs. These expenses consist primarily of KPE's share, if applicable, of the total management fees that are payable under the services agreement, expenses of KKR that are attributable to KPE's operations and reimbursable under the services agreement, the directors' fees and expenses that the Managing Partner pays to its independent directors, professional fees and other administrative costs.

Neither KPE nor its Managing Partner employs any of the individuals who carry out the day-to-day management and operations of KPE. The investment professionals and other personnel that carry out investment and other activities are members of KKR's general partner or employees of KKR and its subsidiaries. Their services are provided to KPE for its benefit under the services agreement with KKR. None of these individuals, including the Managing Partner's chief financial officer, are required to be dedicated full-time to KPE.

Taxes

KPE is not a taxable entity in Guernsey and has made a protective election to be treated as a partnership for U.S. federal income tax purposes and, therefore, incurs no U.S. federal income tax liability. Instead, each unitholder is required to take into account its allocable share of items of income, gain, loss and deduction of KPE in computing its U.S. federal income tax liability.

Distribution Policy

The Managing Partner has adopted a distribution policy for KPE whereby KPE may make distributions, which will be payable to all unitholders, in an amount in U.S. dollars that is generally expected to be sufficient to permit U.S. unitholders to fund their estimated U.S. tax obligations (including any federal, state and local income taxes) with respect to their distributive shares of net income or gain, after taking into account any withholding tax imposed on KPE. For any particular unitholder, such distributions may not be sufficient to pay the unitholder's actual U.S. or non-U.S. tax liability. Under KPE's limited partnership agreement, distributions to unitholders will be made only as determined by the Managing Partner in its sole discretion. See Note 6, "Distribution to Unitholders" for distributions paid to unitholders during the partial year ended December 31, 2006.

Guarantees

In November 2002, the FASB issued FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees,* which elaborates on the disclosures to be made in the financial statements of a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. Under FIN No. 45, at the inception of guarantees issued, KPE will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. KPE did not have any such guarantees in place at December 31, 2006.

Recently Issued Accounting Pronouncements

Nonmonetary Transactions

In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, *Accounting for Nonmonetary Transactions.* The guidance in Accounting Principles Board ("APB") Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in the opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 was effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on the financial statements of KPE.

Accounting Changes and Error Corrections

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.* SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Consolidation of Variable Interest Entities

In 2003, the effective date for applying the provisions of FIN No. 46, *Consolidation of Variable Interest Entities*, as amended by FIN 46R, was temporarily deferred by the FASB for investment companies that are not regulated by the U.S. Securities and Exchange Commission ("SEC") but that currently account for their investments in accordance with the specialized accounting guidance in the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, *Audits of Investment Companies* (the "Guide"). FIN 46R addresses consolidation by an entity that has a controlling financial interest in a variable interest entity. A final determination regarding whether the provisions of FIN 46R should be applied by non-regulated investment companies is currently being made by the FASB. We have not determined the impact, if any, that the provisions of FIN 46R will have on KPE's financial statements.

Conditional Asset Retirement Obligations

In March 2005, the FASB issued FIN No. 47, *Conditional Asset Retirement Obligations.* FIN No. 47 clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, *Accounting for Asset Retirement Obligations,* refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Recognition should occur when incurred, generally upon acquisition. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability, when sufficient information exists. FIN No. 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on the financial statements of KPE.

Control of a Limited Partnership or Similar Entity

In June 2005, the Emerging Issues Task Force reached a consensus on Issue No. 04–5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.* Under Issue 04–5, the general partners in a limited partnership or similar entity are presumed to control that limited partnership regardless of the extent of the general partners' ownership interest in the limited partnership. A general partner should assess the limited partners' rights and their impact on the presumption of control. If the limited partners have either a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or b) substantive participating rights, the general partners do not control the limited partnership. For general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreement is modified, Issue 04–5 was effective after June 29, 2005. For general partners in all other limited partnerships, Issue 04–5 was effective for the first reporting period in fiscal years beginning after December 15, 2005, and allows either of two transition methods. As of December 31, 2006, KPE determined that consolidation of the Investment Partnership was not required pursuant to Issue 04-5.

Other-Than-Temporary-Impairment

In November 2005, the FASB issued FASB Staff Position Nos. Financial Accounting Standard ("FAS") 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* (collectively, "FSP 115-1"), which provide guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 was effective for fiscal years beginning after December 15, 2005. The adoption of FSP 115-1 did not have a material impact on the financial statements of KPE.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN No. 48"), which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN No. 48 prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. We will adopt FIN No. 48 for the year ending December 31, 2007 and are in the process of determining the impact that the implementation of FIN No. 48 will have on KPE's financial statements.

Measuring Fair Value

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on KPE's financial statements.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* SFAS No. 159 provides entities the option to elect to carry most financial assets and liabilities at fair value with changes in fair value recorded in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided that the entity also elects to apply the provisions of FASB Statement No. 157, *Fair Value*

Measurements. The adoption of SFAS No. 159 is not expected to have a material impact on KPE's financial statements.

3. INVESTMENTS IN LIMITED PARTNER INTERESTS OF THE INVESTMENT PARTNERSHIP

At December 31, 2006, KPE's limited partner interests in the Investment Partnership consisted of Class A, Class B, Class C and Class D interests. The Class A limited partner interest relates to the opportunistic and temporary investments held by the Investment Partnership. The Class B limited partner interest relates to co-investments made by the Investment Partnership in portfolio companies of KKR's private equity funds. The Class C interest relates to investments made by the Investment Partnership in KKR's private equity funds. The Class D interest relates to investments made by the Investment Partnership in KKR's investment funds that are not private equity funds.

At December 31, 2006, the investments in limited partner interests of the Investment Partnership were as follows, with amounts in thousands:

	Interests				
	Class A	Class B	Class C	Class D	Total
Beginning balance at May 10, 2006 (date of commencement)	$ —	$ —	$ —	$ —	$ —
Capital contributions	4,826,568	—	—	—	4,826,568
Distribution from the Investment Partnership	(38,864)	—	—	—	(38,864)
Transfers between classes for purchases of investments	(1,634,317)	948,180	627,924	58,213	—
Net investment income (loss)	130,453	—	—	(86)	130,367
Net realized gain	33,264	—	1,283	—	34,547
Net change in unrealized appreciation	3,980	2,204	71,160	5,983	83,327
Ending balance at December 31, 2006	$ 3,321,084	$ 950,384	$ 700,367	$ 64,110	$ 5,035,945

Although investments made with KPE's capital by the Investment Partnership do not appear as investments in KPE's financial statements, KPE is the primary beneficiary of such investments and bears substantially all of the risk of loss.

4. ACCRUED LIABILITIES

At December 31, 2006, accrued liabilities were comprised of payments owed to vendors for services provided to KPE in the normal course of business, such as professional fees, and board of directors related expenses.

5. INITIAL OFFERING

On May 3, 2006, in connection with the initial offering of the common units, KPE issued and sold (i) 200,000,000 common units to investors in a global offering, (ii) 2,600,000 common units to an affiliate of KKR and (iii) 1 common unit to the Managing Partner. The issue price for the common units was $25.00 per common unit, resulting in gross proceeds, before managers' commissions, placement fees and other expenses, of $5,065.0 million.

In addition, 30,000,000 common units were issued to the Managing Partner pursuant to an over-allotment option. On June 6, 2006, the managers of the initial offering purchased 1,950,000 common units pursuant to the over-allotment option, resulting in additional gross proceeds of $48.8 million, and the unsold common units were returned and cancelled.

Upon completion of the foregoing transactions, KPE had 204,550,001 common units outstanding. The expenses of the initial offering, including managers' commissions, placement fees and other expenses, were $283.7 million, which were reflected as a capital transaction in the statement of assets and liabilities. The transactions related to the initial offering and related transactions resulted in aggregate net proceeds to KPE of $4,830.1 million.

KPE has established a restricted deposit facility for a portion of its common units pursuant to which common units are deposited with a depositary bank in exchange for restricted depositary units that are evidenced by restricted depositary receipts, subject to compliance with applicable ownership and transfer restrictions. The restricted depositary units ("RDUs") have not been listed on any securities exchange.

6. DISTRIBUTION TO UNITHOLDERS

On November 15, 2006, the board of directors of the Managing Partner declared a distribution of $0.19 per unit, or $38.9 million, to unitholders of record immediately prior to the opening of business in Amsterdam on December 1, 2006. The distribution was paid to unitholders on December 15, 2006, representing a return of capital, which is generally non-taxable for U.S. federal tax reporting purposes. The distribution was funded by a distribution received from the Investment Partnership.

7. RELATIONSHIP WITH KKR AND RELATED-PARTY TRANSACTIONS

Subject to the supervision of the board of directors of the Managing Partner and the board of directors of the Managing Investor, KKR assists KPE and the Investment Partnership in selecting, evaluating, structuring, performing due diligence, negotiating, executing, monitoring and exiting investments and managing uninvested capital and also provides financial, legal, tax, accounting and other administrative services. These investment activities are carried out by KKR's investment professionals and KKR's investment committee pursuant to the services agreement or under investment management agreements between KKR and its investment funds. As the service provider, KKR's involvement in the investments of KPE and the Investment Partnership relate primarily to the private equity, opportunistic and temporary investments of the Investment Partnership.

Services Agreement and Management Fees

KPE, the Managing Partner, the Investment Partnership, the Associate Investor and the Managing Investor have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Partner and the board of directors of the Managing Investor.

Under the services agreement, KPE and the other service recipients have jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of (i) KPE's equity up to and including $3 billion multiplied by 1.25% plus (ii) KPE's equity in excess of $3 billion multiplied by 1%. For the purposes of the agreement, "equity" is defined as the sum of the net proceeds in cash or otherwise from each issuance of KPE's limited partner interests, after deducting any managers' commissions, placement fees and other expenses relating to the initial offering and related transactions, plus KPE's cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such three-month period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that KPE paid for repurchases of KPE's limited partner interests.

The foregoing calculation of "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP as well as (ii) any non-cash items jointly agreed to by the Managing Partner (with the approval of a majority of its independent directors) and KKR. During the one year period following the commencement of KPE's operations, for the purposes of the management fee calculation, equity will not include any portion of the proceeds from the initial offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by such temporary investments. Generally, except during the one-year period following the commencement of KPE's operations when the definition of equity will not take into account temporary investments, equity for the purposes of the management fee will be approximately equal to our net asset value.

The management fee payable under the services agreement will be reduced in current or future periods by an amount equal to the sum of (i) any cash that KPE and the other service recipients, as limited partners of KKR's investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that KPE contributes to KKR's investment funds for such purposes), regardless of whether such management fees were received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that KPE may pay third parties in the future in connection with the service recipients' investments and (iii) subject to certain limitations, until such time as the profits on investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses relating to the initial offering and related transactions, distributions that are made to KKR's affiliates pursuant to their carried interests in the investments in KKR's investment funds. To the extent that the amount of management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR will be required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period below zero.

During the partial year ended December 31, 2006, KPE did not make any payments or accrue any liabilities related to the management fee; however, the Investment Partnership recorded management fee expense of $9.9 million. Management fees recorded by the Investment Partnership during the partial year ended December 31, 2006, were reduced by $0.4 million attributable to distributions made to affiliates of KKR pursuant to their carried interests and incentive distribution rights, subject to certain limitations, in investments in KKR's investment funds. See "Carried Interests and Incentive Distributions" below.

The services agreement contains certain provisions requiring KPE and the other service recipients to indemnify KKR and its affiliates with respect to all losses or damages arising from acts not constituting bad faith, willful misconduct, or gross negligence. The Managing Partner has evaluated the impact of these guarantees on the financial statements and determined that they are immaterial.

Carried Interests and Incentive Distributions

Except as described below, each investment that is made by the Investment Partnership is subject to either one carried interest or one incentive distribution right, which generally entitles an affiliate of KKR to receive a portion of the profits generated by the investment. In particular:

- The general partners of KKR's private equity funds in which an investment is made is generally entitled to a carried interest that will allocate to it 20% of the net realized returns generated by the fund after capital contributions have been returned to limited partners and realized losses have been recovered. The realized gains and losses of portfolio investments are not netted across funds and each carried interest applies only to the results of an individual fund. Gains and losses from non-fund investments similarly are not netted when computing distributions that are payable to the applicable general partner in respect of fund carried interests.

- The Associate Investor is generally entitled to a carried interest that allocates to it 20% of the net realized returns generated by a co-investment in a portfolio company after the capital contribution used to fund the co-investment has been returned and all realized losses in respect of other co-investments have been recovered. Gains and losses from investments that are not co-investments are not netted against gains and losses from co-investments when computing distributions that are payable in respect of the co-investment carried interest.

- The Associate Investor is generally entitled to an incentive distribution at the end of each annual accounting period in an amount equal to 20% of the amount of appreciation in the net asset value of opportunistic investments and temporary investments during the year, as increased to reflect withdrawals of capital for opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered. During the one-year period following the closing of KPE's initial offering, the appreciation in the value of temporary investments will be disregarded for the purpose of calculating the Associate Investor's incentive distribution. Gains and losses from investments that are not opportunistic or temporary investments are not netted against gains and losses from opportunistic and temporary investments when computing amounts that are payable in respect of the incentive distribution right. .

- The fund manager of a KKR investment fund that is not a private equity fund in which an investment is made is generally entitled to an incentive distribution specific to the particular investment fund. The amount and calculation of the incentive distribution may vary from fund to fund. During the partial year ended December 31, 2006, incentive fees incurred by investments by SCF were $1.0 million and were accrued by the Investment Partnership.

- In addition, to the extent the Investment Partnership acquires a limited partner interest in a KKR investment fund at a price that is less than the net asset value of the fund that is allocable to such interest, the Associate Investor may be entitled to a future incentive distribution with respect to the difference between such net asset value and price, depending on the value, net of any capital contributions, ultimately realized from the interest. Under certain circumstances, future incentive distributions that are payable to the Associate Investor may be reduced to the extent that the Investment Partnership acquires a limited partner interest in a KKR investment fund at a price that is greater than the net asset value of the fund that is allocable to such interest.

Until such time as the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses incurred in connection with the initial offering and related transactions, the Associate Investor will forego its incentive amounts related to opportunistic and temporary investments and its carried interest related to co-investments. As of December 31, 2006, managers' commissions, placement fees and other expenses incurred in connection with the initial offering and related transactions exceeded the amount of carried interest and incentive distribution rights payable on profits of the Investment Partnership's consolidated investments subject to certain limitations, as follows, with amounts in thousands:

Offering costs	$	283,640
Versus creditable amounts		39,191
Remainder	$	244,449

In addition, until such time, subject to certain limitations, KKR will reduce the management fee payable under the services agreement based on, among other things, the amount of carried interest distributions made to the general partners of its investment funds in respect of the Investment Partnership's investments. See "Services Agreement and Management Fees" above. Incentive fees of $1.0 million accrued by SCF did not reduce management fees recorded by the Investment Partnership for the partial year ended December 31, 2006, as determined by the Managing Partner to be in the best interests of KPE's unitholders based on legal and tax advice received from advisors.

Investment Agreement

In connection with the initial offering, KPE entered into an investment agreement with KKR pursuant to which KKR agreed to cause its affiliates to enter into subscription agreements pursuant to which they will agree to contribute to KPE on a periodic basis an amount equal to 25% of the aggregate pre-tax cash distributions, if any, that are made to them in respect of the carried interests and incentive distribution rights that are described above in exchange for newly issued common units. The amount of distributions that KKR's affiliates will be required to contribute to KPE will equal the sum of:

- Except as described below, 25% of each carried interest cash distribution that is made by a KKR investment fund to the fund's general partner in connection with a portfolio investment, multiplied by a fraction, the numerator of which is the notional amount of capital contributed to the fund by the Investment Partnership (or any person from whom the Investment Partnership acquired its limited partner interest) in connection with the investment and the denominator of which is the aggregate capital contributed to the fund by all limited partners in connection with the investment;

- 25% of each carried interest cash distribution that is made to the Associate Investor in respect of a co-investment that is made by the Investment Partnership; and

- 25% of each incentive cash distribution that is made to the Associate Investor in respect of opportunistic and temporary investments that are made by the Investment Partnership.

In the case of a carried interest cash distribution that is made to the general partner of a KKR investment fund in connection with a portfolio company investment, where the Investment Partnership has acquired a limited partner interest from another person, KKR's investment obligation applies only to such portion of the cash distribution that relates to the appreciation in the value of the portfolio company occurring after the date on which the limited partner interest was acquired by the Investment Partnership.

Under the investment agreement, affiliates of KKR are required to make such contributions on the last business day of the month immediately following the end of the relevant period in respect of which the distributions were made. The purchase price for the common units that will be issued pursuant to the investment agreement is equal to (i) the average of the high and low sales prices of KPE's common units as quoted by the primary securities exchange on which the common units are listed or trade during the ten business days immediately preceding the issuance of the common units or (ii) if during such ten-day period KPE's common units are not listed or admitted to trading on any securities exchange or there have not been any sales of the common units on the primary securities exchange on which the common units are then listed or admitted to trading, the fair value of the common units will be determined jointly by KKR and the board of directors of the Managing Partner with the special approval of a majority of the Managing Partner's independent directors.

Under the investment agreement, KKR agreed to cause each affiliate of KKR who receives common units or RDUs pursuant to the investment agreement to enter into a three-year lock-up agreement with respect to the units acquired. The lock-up restrictions may be amended or waived by the Managing Partner.

The investment agreement will terminate automatically, without notice and without liability to KPE, the Managing Partner or KKR, upon the termination of the services agreement. Prior to the termination of the services agreement, the investment agreement will be able to be terminated only by an agreement in writing signed by the Managing Partner and KKR.

License Agreement

KPE, the Managing Partner, the Investment Partnership, the Associate Investor and the Managing Investor, as licensees, entered into a license agreement with KKR pursuant to which KKR granted each party a non-exclusive, royalty-free license to use the name "KKR." Under this agreement, each licensee has the right to use the "KKR" name. Other than with respect to this limited license, none of the licensees has a legal right to the "KKR" name.

Other

At December 31, 2006, the amount due to affiliate of $0.4 million represented reimbursable direct expenses incurred by KKR.

At December 31, 2006, the directors of the Managing Partner had no personal interest in the limited partner interests of the Investment Partnership held by KPE.

In addition, during the partial year ended December 31, 2006, KPE's investment transactions, not including cash management activities, consisted solely of acquiring limited partner interests in the Investment Partnership, and thus 100% of KPE's transaction volume may be deemed to have been with an affiliate. KPE's transaction costs associated with the acquisition of such limited partner interests constitute a de minimus portion of the expenses relating to the initial offering and related transactions.

8. INDEPENDENT AUDITOR FEES

During the partial year ended December 31, 2006, audit fees of $0.3 million were included in general and administrative expenses.

9. FINANCIAL HIGHLIGHTS

Financial highlights for KPE for partial year ended December 31, 2006, were as follows, with amounts in thousands, except per unit and percentage amounts:

	From April 18, 2006 (Date of Formation) to December 31, 2006
Per unit operating performance:	
Net asset value at the beginning of the period	$ —
Income from investment operations:	
Net investment income	0.62
Net gain on investments and foreign currency transactions	0.58
Total from investment operations	1.20
Capital contributions	25.00
Offering costs	(1.39)
Distribution to unitholders	(0.19)
Net asset value at the end of the period	$ 24.62
Total return (annualized)	7.8%
Percentages and supplemental data:	
Net assets at the end of the period	$ 5,035,599
Ratios to average net assets:	
Total expenses (annualized)	0.5%
Net investment income (annualized)	4.1%

The total return and ratios were calculated based on the weighted average net assets and have been presented on an annualized basis.

10. CONTINGENCIES

As with any partnership, KPE may become subject to claims and litigation arising in the ordinary course of business. The Managing Partner does not believe that there are any pending or threatened legal proceedings that would have a material adverse effect on the financial position, operating results or cash flows of KPE.

11. QUARTERLY OPERATING RESULTS (UNAUDITED)

A summary of quarterly operating results for KPE for the partial year ended December 31, 2006 was as follows, with amounts in thousands, except per unit and percentage amounts. The quarter ended June 30, 2006 includes operating results from April 18, 2006 (date of formation) to June 30, 2006. The quarters ended September 30, 2006 and December 31, 2006 each included three months.

	From April 18 (date of formation), 2006 to June 30, 2006	For the Quarter Ended September 30, 2006	For the Quarter Ended December 31, 2006
Net investment income	$ 34,284	$ 50,699	$ 41,496
Net gain (loss) on investments and foreign currency transactions	(3,288)	47,650	73,512
Net increase in net assets resulting from operations	30,996	98,349	115,008
Net assets at the end of the period	4,861,334	4,959,418	5,035,599
Per unit net asset value at the end of the period	23.77	24.25	24.62
Total return (annualized)	4.5%	8.0%	9.2%

12. SUBSEQUENT EVENTS

In March 2007, the board of directors of the Managing Partner approved the KKR Private Equity Investors, L.P. 2007 Equity Incentive Plan (the "Plan"). The Plan provides for the grant of options, share appreciation rights (SARs), restricted units and other unit-based awards to eligible directors, officers, employees (if any) and key service providers. The plan allows for the issuance of awards with respect to an aggregate of 1,000,000 common units.

* * * * * *

CONSOLIDATED FINANCIAL STATEMENTS OF KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Partners of KKR PEI Investments, L.P.:

We have audited the consolidated financial statements of KKR PEI Investments, L.P. and subsidiaries ("the Investment Partnership") for the period from April 18, 2006 (Date of Formation) to December 31, 2006 which comprise the consolidated Statement of Assets and Liabilities, the consolidated Statement of Operations, the consolidated Statement of Changes in Net Assets, the consolidated Statements of Cash Flows and the related notes 1 to 12. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Investment Partnership's partners, as a body, in accordance with section 18 of The Limited Partnerships (Guernsey) Law, 1995. Our audit work has been undertaken so that we might state to the partners those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Investment Partnership and the Investment Partnership's partners as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of the Managing Investor and the Auditors

As described in the Statement of Responsibilities, the Managing Investor is responsible for preparing the financial statements in accordance with applicable Guernsey law, the Investment Partnership's Limited Partnership Agreement, accounting principles generally accepted in the United States of America and the Dutch Investment Institution Supervision Act insofar applicable.

Our responsibility is to audit the financial statements in accordance with relevant Guernsey legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, in accordance with accounting principles generally accepted in the United States of America and have been properly prepared in accordance with The Limited Partnerships (Guernsey) Law, 1995, the Investment Partnership's Limited Partnership Agreement and the Dutch Investment Institution Supervision Act insofar applicable.

In addition we report to you if, in our opinion, the Investment Partnership has not kept proper accounting records, if we have not received all the information and explanations we require for our audit.

We read the other information contained in the Annual Report as described in the contents section and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the Annual Report.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Managing Investor in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Investment Partnership's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with accounting principles generally accepted in the United States of America, of the state of the Investment Partnership's affairs as at December 31, 2006 and of its return for the period from April 18, 2006 (Date of Formation) to December 31, 2006;
- the financial statements have been properly prepared in accordance with The Limited Partnerships (Guernsey) Law, 1995 and the Investment Partnership's Limited Partnership Agreement; and
- the financial statements have been properly prepared in accordance with the Dutch Investment Institution Supervision Act insofar applicable.

Deloitte & Touche LLP
Chartered Accountants
Guernsey

March 27, 2007

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES
(Amounts in thousands)

		December 31, 2006
ASSETS:		
Investments, at fair value:		
Opportunistic investments—Class A (cost of $154,474)	$	158,462
Co-investments in portfolio companies of private equity funds—Class B (cost of $950,145)		958,065
Private equity funds—Class C (cost of $630,508)		701,818
Non-private equity funds - Investments by KKR Strategic Capital Institutional Fund, Ltd.—Class D (cost of $77,472)		83,466
		1,901,811
Cash and cash equivalents		2,139,621
Time deposit		1,000,000
Other assets		36,002
Total assets		5,077,434
LIABILITIES:		
Accrued liabilities		1,503
Due to affiliates		5,722
Unrealized loss on foreign currency exchange contracts		5,712
Other liabilities		18,098
Total liabilities		31,035
NET ASSETS	$	5,046,399
NET ASSETS CONSIST OF:		
Partners' capital contributions	$	4,836,568
Distributable earnings		209,831
	$	5,046,399

See accompanying notes to consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS
(Amounts in thousands, except percentage amounts)

		December 31, 2006		
Investment	Class	Cost	Fair Value	Fair Value as a Percentage of Net Assets
Investments by type:				
Opportunistic investments in publicly traded securities	A	$ 154,474	$ 158,462	3.1%
Co-investments in portfolio companies of private equity funds:	B			
NXP B.V.		250,000	259,863	5.1
HCA Inc.		250,000	250,000	5.0
The Nielsen Company B.V. (formerly VNU Group B.V.)		200,000	200,000	4.0
Capmark Financial Group Inc.		137,321	135,000	2.7
KION Group GmbH.		112,824	113,202	2.2
		950,145	958,065	19.0
Private equity funds:	C			
KKR European Fund, Limited Partnership		270,863	326,932	6.5
KKR Millennium Fund L.P.		164,526	178,157	3.5
KKR 2006 Fund L.P.		139,595	139,595	2.8
KKR European Fund II, Limited Partnership		55,524	57,134	1.1
		630,508	701,818	13.9
Non-private equity funds – Investments by KKR Strategic Capital Institutional Fund, Ltd	D	77,472	83,466	1.7
		$ 1,812,599	$ 1,901,811	37.7%
Investments by geography:				
Europe		$ 841,965	$ 918,830	18.2%
North America		859,590	866,512	17.2
Asia Pacific		111,044	116,469	2.3
		$ 1,812,599	$ 1,901,811	37.7%
Investments by industry:				
Media/Telecom		$ 337,030	$ 353,480	$ 7.0%
Technology		326,569	338,400	6.7
Healthcare		329,952	330,227	6.5
Financial Services/Banking		307,985	315,117	6.3
Industrial		274,543	291,717	5.8
Retail		90,087	117,703	2.3
Other		146,433	155,167	3.1
		$ 1,812,599	$ 1,901,811	37.7%

See accompanying notes to consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
(Amounts in thousands)

	From April 18, 2006 (Date of Formation) to December 31, 2006
INVESTMENT INCOME:	
Interest income	$ 143,370
Dividend income, net of withholding taxes of $63	146
Total investment income	143,516
EXPENSES:	
Management fees	9,874
Incentive fees	1,044
General and administrative expenses	1,941
Total expenses	12,859
NET INVESTMENT INCOME	130,657
REALIZED AND UNREALIZED GAINS FROM INVESTMENTS AND FOREIGN CURRENCY:	
Net realized gain	34,619
Net change in unrealized appreciation	83,500
Net gain on investments and foreign currency transactions	118,119
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 248,776

See accompanying notes to consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
(Amounts in thousands)

	For the Period from April 18, 2006 (Date of Formation) to December 31, 2006		
	General Partner	Limited Partner	Total
INCREASE IN NET ASSETS FROM OPERATIONS:			
Net investment income	$ 290	$ 130,367	$ 130,657
Net realized gain on investments and foreign currency transactions	72	34,547	34,619
Net change in unrealized appreciation on investments and foreign currency transactions	173	83,327	83,500
Net increase in net assets resulting from operations	535	248,241	248,776
Partners' capital contributions	10,000	4,826,568	4,836,568
Fair value of distributions	(81)	(38,864)	(38,945)
INCREASE IN NET ASSETS	10,454	5,035,945	5,046,399
NET ASSETS—Beginning of period	—	—	—
NET ASSETS—End of period	$ 10,454	$ 5,035,945	$ 5,046,399

See accompanying notes to consolidated financial statements.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands)

	From April 18, 2006 (Date of Formation) to December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net increase in net assets resulting from operations	$ 248,776
Adjustments to reconcile net increase in net assets resulting from operations to cash and cash equivalents used in operating activities:	
Net realized gain	(32,691)
Net change in unrealized appreciation	(89,212)
Changes in operating assets and liabilities:	
Purchase of opportunistic investments	(351,911)
Purchase of co-investments in portfolio companies of private equity funds	(950,145)
Purchase of investments in private equity funds	(637,981)
Purchase of investments by KKR Strategic Capital Institutional Fund, Ltd.	(77,472)
Proceeds from sale of opportunistic investments	228,842
Proceeds from sale of investments by private equity funds	8,759
Increase in time deposit	(1,000,000)
Increase in other assets	(36,002)
Increase in accrued liabilities	1,503
Increase in due to affiliates	5,722
Increase in unrealized loss on foreign currency exchange contracts	5,712
Increase in other liabilities	18,098
Net cash flows used in operating activities	(2,658,002)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Partners' capital contributions	4,836,568
Distributions to partners	(38,945)
Net cash flows provided by financing activities	4,797,623
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,139,621
CASH AND CASH EQUIVALENTS—Beginning of period	—
CASH AND CASH EQUIVALENTS—End of period	$ 2,139,621

See accompanying notes to consolidated financial statements.

1. BUSINESS

KKR PEI Investments, L.P. (the "Investment Partnership") is a Guernsey limited partnership that is comprised of (i) KKR PEI Associates, L.P. (the "Associate Investor"), which holds 100% of the general partner interests in the Investment Partnership and is responsible for managing its business and affairs, and (ii) KKR Private Equity Investors, L.P. ("KPE"), which holds 100% of the limited partner interests in the Investment Partnership and does not participate in the management of the business and affairs of the Investment Partnership. At December 31, 2006, the general partner interests and the limited partner interests represented 0.2% and 99.8%, respectively, of the total interests in the Investment Partnership. Because the Associate Investor is itself a Guernsey limited partnership, its general partner, KKR PEI GP Limited (the "Managing Investor"), a Guernsey limited company that is owned by individuals affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR"), is effectively responsible for managing the Investment Partnership's business and affairs.

The Investment Partnership is the partnership through which KPE and the Associate Investor make investments. These investments consist of private equity investments, opportunistic investments and temporary investments. The Investment Partnership's "private equity investments" consist of investments in limited partner interests in KKR's private equity funds and co-investments in certain portfolio companies of those funds. "Opportunistic investments" are any investments identified by KKR in the course of its business other than private equity investments. The Investment Partnership also makes "temporary investments" in connection with cash management activities.

The Investment Partnership's limited partnership agreement provides that investments made by the Investment Partnership must comply with the investment policies and procedures that are established from time to time by the board of directors of KPE's general partner (the "Managing Partner"). The investment policies and procedures currently provide, among other things, that the Investment Partnership will invest at least 75% of its adjusted assets in KKR's private equity investments and no more than 25% of its adjusted assets in opportunistic investments. "Adjusted assets" are defined as the Investment Partnership's consolidated assets less the amount of indebtedness that is recorded as a liability on its consolidated statement of assets and liabilities. For the purposes of this policy, the Investment Partnership may take into account temporary investments as private equity investments.

The Investment Partnership's limited partnership agreement establishes four separate and distinct classes of partner interests, as follows:

- Class A partner interests have separate rights and obligations with respect to investments in opportunistic and temporary investments;
- Class B partner interests have separate rights and obligations with respect to co-investments in portfolio companies of KKR's private equity funds;
- Class C partner interests have separate rights and obligations with respect to investments in KKR's private equity funds; and
- Class D partner interests have separate rights and obligations with respect to investments in KKR's investment funds that are not private equity funds.

The Associate Investor may, in its sole discretion, allocate assets and liabilities of the Investment Partnership to the relevant class of interests in accordance with the terms and conditions of the limited partnership agreement. The Managing Investor is effectively responsible for making any such allocations, because the General Partner is itself a limited partnership.

The Investment Partnership, the Associate Investor, the Managing Investor, KPE and the Managing Partner have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Investor and the board of directors of the Managing Partner.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements of the Investment Partnership were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in U.S. dollars. The consolidated financial statements include the financial statements of the Investment Partnership and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Investment Partnership utilizes the U.S. dollar as its functional currency.

The preparation of financial statements in conformity with U.S. GAAP requires the making of estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Actual results may vary from estimates in amounts that may be material to the consolidated financial statements. The valuation of the Investment Partnership's investments involves estimates that are subject to the Managing Investor's judgment.

The Investment Partnership utilizes a reporting schedule comprised of four three-month quarters with an annual accounting period that ends on December 31. The consolidated financial results presented herein include activity from the formation of the Investment Partnership on April 18, 2006 through December 31, 2006, referred to as "the partial year ended December 31, 2006." The operations of the Investment Partnership effectively commenced on May 10, 2006, upon receipt of initial capital funding.

Valuation of Investments

The investments carried as assets in the Investment Partnership's consolidated financial statements are valued on a quarterly basis. The Managing Investor is responsible for reviewing and approving valuations of investments that are carried as assets in the Investment Partnership's consolidated financial statements. Because valuing investments requires the application of valuation principles to the specific facts and circumstances of the investments, in satisfying its responsibilities, the Managing Investor utilizes the services of KKR to determine the fair values of certain investments and the services of an independent valuation firm, who performs certain agreed upon procedures with respect to valuations that are prepared by KKR, to confirm that such valuations are not unreasonable. An investment for which a market quotation is readily available is valued using a market price for the investment as of the end of the applicable accounting period. An investment for which a market quotation is not readily available is valued at the investment's fair value as of the end of the applicable accounting period, as determined in good faith. While there is no single standard for determining fair value in good faith, the methodologies described below are generally followed when the fair value of individual investments is determined.

Value of Limited Partner Interests in KKR's Private Equity Funds

Limited partner interests in KKR's private equity funds do not have a readily available market value and are valued using fair value pricing. Such limited partner interests are generally valued at an amount that is equal to the aggregate unrealized value of the fund's portfolio company investments, which are net of any related liabilities, that the holder of the limited partner interest would receive if such investments were sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale and the distribution of the net proceeds from such sales were distributed to limited partners in accordance with the documentation governing the fund. The Investment Partnership may be required to value such investments at a premium or discount to net asset value, if other factors lead the Managing Investor to conclude that the net asset value does not represent fair value. Each fund's net asset value is expected to increase or decrease from time to time based on the amount of investment income, operating expenses and realized gains and losses on the sale or repayment of investments, if any, that the fund records and the net changes in the unrealized appreciation and/or depreciation of its investments. Each fund's assets are expected to consist of investments in portfolio companies, which are expected to be individually valued using the valuation methodologies for co-investments in portfolio companies and other equity investments that are described below.

Value of Co-Investments in Portfolio Companies and Other Equity Investments

Depending on the circumstances, co-investments in portfolio companies of KKR's private equity funds and equity investments that are made in other companies as opportunistic investments may be liquid, in which case the investments are valued using period-end market prices, or illiquid, in which case the investments are valued at their fair value as determined in good faith. When market prices are used, they do not necessarily take into account various factors which may affect the value that the Investment Partnership would actually be able to realize in the future, such as the possible illiquidity associated with a large ownership position, subsequent illiquidity in a market for a company's securities, future market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance.

When determining fair value where no market value exists, the value attributed to an investment is based on the enterprise value at which the company could be sold in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. A market multiple approach that considers a specified financial measure (such as EBITDA, adjusted EBITDA, cash flow, net income, revenues or net asset value) or a discounted cash flow or liquidation analysis is generally used. Consideration may also be given to such factors as the company's historical and projected financial data, valuations given to comparable companies, the size and scope of the company's operations, the company's strengths and weaknesses, expectations relating to the market's receptivity to an offering of the company's securities, any control associated with interests in the company that are held by KKR and its affiliates including the Investment Partnership, information with respect to transactions or offers for the company's securities (including the transaction pursuant to which the investment was made and the period of time that has elapsed from the date of the investment to the valuation date), applicable restrictions on transfer, industry information and assumptions, general economic and market conditions and other factors deemed relevant.

Security transactions are accounted for on the trade date, which is the date the order to buy or sell is executed. Capital gains and losses on sales of securities are determined on the identified cost basis.

Value of Fixed Income Investments

Fixed income investments are made as either opportunistic or temporary investments. Depending on the circumstances, these investments may be liquid or illiquid. If an investment is liquid, it is valued using market prices. If an investment is illiquid, it is valued at fair value as determined in good faith. When fair value pricing is used, the value attributed to a fixed income investment is equal to its cost basis where the borrower is believed to have adequate assets or resources to support the repayment of the debt. In certain cases, however, fixed income investments may be valued using a discounted cash flow analysis that utilizes prepayment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow and comparable yields for similar investments with assumptions relating to discount rates being determined based on the yields of comparable investments.

Value of Investments in Non-Private Equity Funds

Depending on the circumstances, investments in investment funds other than private equity funds, like investments in KKR Strategic Capital Institutional Fund, Ltd. ("SCF"), may be liquid, in which case the investments are valued using period-end market prices, or illiquid, in which case the investments are valued at their fair value as determined in good faith. When market prices are used, they do not necessarily take into account various factors which may affect the value that the Investment Partnership would actually be able to realize in the future, such as the possible illiquidity associated with a large ownership position, subsequent illiquidity in a market for a company's securities, future market price volatility or the potential for a future loss in market value based on poor industry conditions or the market's view of overall company and management performance. When determining the fair value of investments in non-private equity funds, a similar methodology described above within "Value of Co-Investments in Portfolio Companies and Other Equity Investments" and "Value of Fixed Income Investments" is used, depending on the type of investment.

Foreign Currency

Investments denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of foreign currency denominated investments are translated into U.S. dollar amounts on the respective dates of such transactions. The Investment Partnership does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in fair value. Such fluctuations are included within the net realized and unrealized gain or loss from investments and foreign currency in the consolidated statements of operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in banks and liquid investments with maturities, at the date of acquisition, not exceeding 90 days. Surplus cash may be invested in government securities, cash, cash equivalents, money market instruments, highly rated asset-backed securities (primarily relating to credit card receivables and mortgages) and other investment grade securities. At December 31, 2006, cash and cash equivalents were held by financial institutions and were comprised of cash held in time deposits, which were interest-bearing deposit accounts for large amounts of cash held for short periods of time. During the partial year ended December 31, 2006, interest was earned at rates ranging from 5.0% to 5.5%.

Time Deposit

The time deposit consisted of a short-term deposit with an original maturity of greater than 90 days. During the partial year ended December 31, 2006, interest was earned at a rate of 5.5%.

Other Assets

Other assets consisted primarily of prepaid transaction costs and interest and other receivables.

Accrued Liabilities

Accrued liabilities were primarily comprised of payments owed to vendors for services provided to the Investment Partnership, such as professional fees, and withholding taxes.

Foreign Currency Contracts

The Investment Partnership has entered into forward foreign currency exchange contracts primarily to economically hedge against foreign currency exchange rate risks on its non-U.S. dollar denominated investments. The Investment Partnership agreed to deliver a fixed quantity of foreign currency for an agreed-upon price on an agreed-upon future date. The net loss in the contracts is the difference between the forward foreign exchange rates at the dates of entry into the contracts and the forward rates at the reporting date and is included in the consolidated statement of assets and liabilities. These foreign currency exchange contracts involve market risk and/or credit risk in excess of the amounts recognized in the statement of assets and liabilities. Risks arise from movements in currency, security values and interest rates and the possible inability of the counterparties to meet the terms of the contracts.

Other Liabilities

Other liabilities consist of repurchase agreements, amounts due to broker and interest payable related to certain investments.

Distributable Earnings

At December 31, 2006, the Investment Partnership's distributable earnings were comprised of the following, with amounts in thousands:

Net increase in net assets resulting from operations	$	248,776
Distribution to partners..		(38,945)
Distributable earnings	$	209,831

Income Recognition

The assets of the Investment Partnership generate income in the form of capital gains, dividends and interest. Income is recognized when earned. The Investment Partnership also records income or loss in the form of unrealized appreciation or depreciation from investments and foreign currency transactions at the end of each quarterly accounting period when investments are valued. See "Valuation of Investments" above. When an investment carried as an asset is sold or repaid and a resulting gain or loss is realized, including any related gain or loss from foreign currency transactions, an accounting entry is made to reverse any unrealized appreciation or depreciation previously recorded in order to ensure that the realized gain or loss recognized in connection with the sale or repayment of the investment does not result in the double counting of the previously reported unrealized appreciation or depreciation.

Expenses

Expenses are recorded as incurred. Under a services agreement, the Investment Partnership, among others, as the service recipient has agreed to pay KKR a quarterly management fee. See Note 7, "Relationship with KKR and Related Party Transactions."

Taxes

The Investment Partnership is not a taxable entity in Guernsey and has made a protective election to be treated as a partnership for U.S. federal income tax purposes and, therefore, incurs no U.S. Federal income tax liability. Certain subsidiaries of the Investment Partnership have also made elections to be treated as disregarded entities for U.S. federal income tax purposes. Each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the Investment Partnership in computing its U.S. federal income tax liability. Items of income, gain, loss and deduction of certain of the Investment Partnership's subsidiaries are treated as items of the Investment Partnership for U.S. federal income tax purposes.

Concentration of Credit Risk

At December 31, 2006, all cash and cash equivalents were held by four financial institutions.

Guarantees

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, which elaborates on the disclosures to be made in the financial statements of a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. Under FIN No. 45, at the inception of guarantees issued, the Investment Partnership and its subsidiaries will record the fair value of the guarantee as a liability, with the offsetting entry being recorded based on the circumstances in which the guarantee was issued. The Investment Partnership and its subsidiaries did not have such guarantees in place at December 31, 2006.

Recently Issued Accounting Pronouncements

Nonmonetary Transactions

In December 2004, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 153, *Accounting for Nonmonetary Transactions.* The guidance in Accounting Principles Board ("APB") Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in the opinion, however, included certain exceptions to that principle. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 was effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on the consolidated financial statements of the Investment Partnership.

Accounting Changes and Error Corrections

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.* SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Consolidation of Variable Interest Entities

In 2003, the effective date for applying the provisions of FIN No. 46, *Consolidation of Variable Interest Entities,* as amended by FIN 46R, was temporarily deferred by the FASB for investment companies that are not regulated by the U.S. Securities and Exchange Commission ("SEC") but that currently account for their investments in accordance with the specialized accounting guidance in the American Institute of Certified Public Accountants ("AICPA") Audit and Accounting Guide, *Audits of Investment Companies* (the "Guide"). FIN 46R addresses consolidation by an entity that has a controlling financial interest in a variable interest entity. A final determination regarding whether the provisions of FIN 46R should be applied by non-regulated investment companies is currently being made by the FASB. The Investment Partnership has not determined the impact, if any, that the provisions of FIN 46R will have on its consolidated financial statements.

Conditional Asset Retirement Obligations

In March 2005, the FASB issued FIN No. 47, *Conditional Asset Retirement Obligations.* FIN No. 47 clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, *Accounting for Asset Retirement Obligations,* refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Thus, the timing and/or method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. Recognition should occur when incurred, generally upon acquisition. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability, when sufficient information exists. FIN No. 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN No. 47 did not have a material impact on the consolidated financial statements of the Investment Partnership.

Control of a Limited Partnership or Similar Entity

In June 2005, the Emerging Issues Task Force reached a consensus on Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.* Under Issue 04-5, the general partners in a limited partnership or similar entity are presumed to control that limited partnership regardless of the extent of the general partners' ownership interest in the limited partnership. A general partner should assess the limited partners' rights and their impact on the presumption of control. If the limited partners have either a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or b) substantive participating rights, the general partners do not control the limited partnership. For general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreement is modified, Issue 04–5 was effective after June 29, 2005. For general partners in all other limited partnerships, Issue 04–5 was effective for the first reporting period in fiscal years beginning after December 15, 2005, and allows either of two transition methods. As of December 31, 2006, the Investment Partnership determined that consolidation of a certain investment fund was required pursuant to Issue 04-5.

Other-Than-Temporary-Impairment

In November 2005, the FASB issued FASB Staff Position Nos. Financial Accounting Standard ("FAS") 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* (collectively, "FSP 115-1"), which provide guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 was effective for fiscal years beginning after December 15, 2005. The adoption of FSP 115-1 did not have a material impact on the consolidated financial statements of the Investment Partnership.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN No. 48"), which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN No. 48 prescribes a comprehensive model for how an entity should recognize, measure, present and disclose in its financial statements uncertain tax positions that the entity has taken or expects to take on a tax return. We will adopt FIN No. 48 for the year ending December 31, 2007 and are in the process of determining the impact that the implementation of FIN No. 48 will have on the consolidated financial statements of the Investment Partnership.

Measuring Fair Value

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the consolidated financial statements of the Investment Partnership.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* SFAS No. 159 provides entities the option to elect to carry most financial assets and liabilities at fair value with changes in fair value recorded in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided that the entity also elects to apply the provisions of FASB Statement No. 157, *Fair Value Measurements.* The adoption of SFAS No. 159 is not expected to have a material impact on the consolidated financial statements of the Investment Partnership.

3. INVESTMENTS

The Investment Partnership's significant portfolio company investments, which include aggregate private equity investments with fair values in excess of 3% of the Investment Partnership's net assets, were as follows at December 31, 2006, with amounts in thousands, except percentages:

	Cost	Fair Value	Fair Value as a Percentage of Net Assets
HCA Inc. (1)	$ 315,344	$ 315,344	6.2%
NXP B.V. (2)	281,204	291,067	5.8
The Nielsen Company B.V. (formerly VNU Group B.V.) (3)	212,490	212,490	4.2
	$ 809,038	$ 818,901	16.2%

(1) The investment amounts attributable to HCA Inc., a leading provider of healthcare services, were comprised of a $250.0 million co-investment and a $65.3 million limited partner interest equal to the Investment Partnership's pro rata share of KKR's private equity funds' aggregate investment in such company.

(2) The investment amounts attributable to NXP B.V., a semi-conductor business, were comprised of a $250.0 million co-investment and related $9.9 million unrealized gain on foreign currency and a $31.2 million limited partner interest equal to the Investment Partnership's pro rata share of KKR's private equity funds' aggregate investment in such company.

(3) The investment amounts attributable to The Nielsen Company B.V., a global information and media company, were comprised of a $200.0 million co-investment and a $12.5 million limited partner interest equal to the Investment Partnership's pro rata share of KKR's private equity funds' aggregate investment in such company.

In addition to the aggregate private equity investments included above, SCF made debt investments in HCA Inc., NXP B.V. and The Nielsen Company B.V. of $10.3 million, $22.1 million and $0.6 million, respectively, at December 31, 2006.

4. FORWARD CURRENCY CONTRACTS

As of December 31, 2006, the Investment Partnership's unrealized loss on foreign currency exchange contracts was comprised of the following, with amounts in thousands:

	Unrealized Loss
€196.9 million vs. $265.6 million for settlement in September 2011	$ 5,053
€85.8 million vs. $117.9 million for settlement in December 2011	659
	$ 5,712

5. PARTNERSHIP EQUITY

In connection with the formation of the Investment Partnership, the Associate Investor made a $10.0 million cash contribution in respect of its general partner interest. To provide the Investment Partnership and its subsidiaries with additional capital for making investments, KPE contributed $4.8 billion to the Investment Partnership, which represented substantially all of the cash contributions that KPE received in connection with its initial offering and related transactions. In exchange, KPE received 100% of the limited partner interests in the Investment Partnership. Distributable earnings (losses) are allocated in accordance with the limited partnership agreement. During the partial year ended December 31, 2006, distributions of $38.9 million were made to the limited and general partners.

6. DISTRIBUTIONS

Distributions in Respect of Class A; Opportunistic and Temporary Investments

The Associate Investor determines, in its sole discretion, the amount and timing of distributions in respect of Class A limited partner interests. When and as made, the distributions will be made in accordance with the Class A partners' percentage interests. The Associate Investor is entitled to an incentive distribution at the end of each annual accounting period in an amount equal to 20% of the amount of the annual appreciation in the net asset value of opportunistic and temporary investments made with Class A capital, as increased to reflect withdrawals of capital for opportunistic and temporary investments and decreased to reflect capital contributions for opportunistic and temporary investments, after any previously incurred unrecouped losses on opportunistic and temporary investments have been recovered. During the one year period following the commencement of the Investment Partnership's operations, the appreciation in the value of temporary investments will be disregarded for the purposes of calculating the Associate Investor's incentive distribution. Gains and losses from investments that are not opportunistic or temporary will not be netted against gains and losses from opportunistic and temporary investments when computing amounts that are payable in respect of the incentive right. If the Investment Partnership does not distribute the entire incentive distribution after the end of the applicable period, the undistributed amount will, for the purpose of calculating the Associate Investor's percentage interest, be treated as being contributed by the Associate Investor to the partnership as a capital contribution.

To the extent that the Investment Partnership acquires any interest in a private equity fund or other investment fund sponsored by KKR or any of its affiliates at a price that is greater or less than the net asset value of the fund that is allocable to such interest, the calculation of the incentive distribution to be paid to the General Partner in respect of its Class A interest for the annual accounting period during which the disposition of all remaining assets of such fund occurs will be adjusted as follows:

- For any interest acquired at a discount, a gain will be reflected equal to the difference, if positive, between (x) the net asset value of the fund that is allocable to such interest at the date of acquisition or, if lower, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by the Investment Partnership or its subsidiaries since the date of acquisition) and (y) the price at which such interest was acquired.

- For any interest acquired at a premium, a loss will be reflected equal to the difference, if positive, between (x) the price at which such interest was acquired and (y) net asset value of the fund that is allocable to such interest at the date of acquisition or, if higher, the value realized and distributed in respect of such interest from the disposition of all fund assets from and after date of acquisition (in each case reduced by any capital contributed to the fund by the Investment Partnership since the date of acquisition).

To the extent that the Investment Partnership disposes of any interest in a KKR fund at a price that is greater or less than net asset value, a similar adjustment will be performed. For purposes of the above, the Associate Investor may elect to deem the disposition of all remaining assets of a fund to have occurred by valuing, for such purposes, all remaining fund assets at zero. For the partial year ended December 31, 2006, no incentive distribution was paid with respect to Class A investments.

Distributions in Respect of Class B; Co-Investments in Portfolio Companies

The Associate Investor determines, in its sole discretion, the amount and timing of distributions in respect of Class B limited partner interests. The Associate Investor is entitled to a carried interest on each co-investment made with Class B capital. In particular, upon the realization of any such co-investment, the General Partner will receive 20% of the realized returns on such co-investment after the holder of Class B limited partner interests has received its capital contributions in respect of such co-investment and the realized losses in respect of other co-investments have been recovered. The Associate Investor may make distributions to itself in respect of its Class B carried interest without making corresponding distributions to the Class B limited partner. Any amounts not distributed to the Class B limited partner will be held by the partnership for its respective account. For the partial year ended December 31, 2006, no incentive distribution was paid with respect to Class B investments.

Distributions in Respect of Class C; Investments in KKR's Private Equity Funds

The Associate Investor determines, in its sole discretion, the amount and timing of distributions in respect of Class C limited partner interests. When and as made, the distributions will be made pro rata in accordance with the Class C limited partner's percentage interest. The Associate Investor is not entitled to a carried interest or incentive distribution right with respect to the Class C interest. However, the general partner of each KKR private equity fund in which an investment is made is generally entitled to a carried interest. See Note 7, "Relationship with KKR and Related Party Transactions - Carried Interests and Incentive Distributions." For the partial year ended December 31, 2006, no incentive distribution was paid with respect to Class C investments.

Distributions in Respect of Class D; Investments in KKR's Investment Funds Other than Private Equity Funds

The Associate Investor determines, in its sole discretion, the amount and timing of distributions in respect of Class D limited partner interests. When and as made, the distributions will be made pro rata in accordance with the Class D limited partner's percentage interest. The Associate Investor is not entitled to a carried interest or an incentive distribution right with respect to the Class D interest; however, the fund manager is generally entitled to a carried interest with respect to the investments made in KKR's non-private equity investment funds, like SCF, in accordance with the terms of such funds. For the partial year ended December 31, 2006, incentive distributions of $1.0 million were incurred related to investments by SCF. See Note 7, "Relationship with KKR and Related Party Transactions - Carried Interests and Incentive Distributions."

7. RELATIONSHIP WITH KKR AND RELATED PARTY TRANSACTIONS

Subject to the supervision of the board of directors of the Managing Investor and the board of directors of the Managing Partner, KKR assists the Investment Partnership and KPE in selecting, evaluating, structuring, performing due diligence, negotiating, executing, monitoring and exiting investments and managing the uninvested cash of the Investment Partnership and also provides financial, legal, tax, accounting and other administrative services. These investment activities are carried out by KKR's investment professionals and KKR's investment committee pursuant to the services agreement or under investment management agreements between KKR and its private equity funds. As the service provider, KKR's involvement in the investments of the Investment Partnership relate primarily to its private equity, opportunistic and temporary investments.

Services Agreement and Management Fees

The Investment Partnership, the Associate Investor, the Managing Investor, KPE and the Managing Partner have entered into a services agreement with KKR pursuant to which KKR has agreed to provide certain investment, financial advisory, operational and other services to them. Under the services agreement, KKR is responsible for the day-to-day operations of the service recipients and is subject at all times to the supervision of their respective governing bodies, including the board of directors of the Managing Investor and the board of directors of the Managing Partner.

Under the services agreement, the Investment Partnership and the other service recipients have jointly and severally agreed to pay KKR a management fee, quarterly in arrears, in an aggregate amount equal to one-fourth of the sum of (i) KPE's equity up to and including $3 billion multiplied by 1.25% plus (ii) KPE's equity in excess of $3 billion multiplied by 1%. For the purposes of the agreement, "equity" is defined as the sum of the net proceeds in cash or otherwise from each issuance of KPE's limited partner interests, after deducting any managers' commissions, placement fees and other expenses relating to the initial offering and related transactions, plus KPE's cumulative distributable earnings at the end of such quarterly period (taking into account actual distributions but without taking into account the management fee relating to such three-month period and any non-cash equity compensation expense incurred in current or prior periods), as reduced by any amount that KPE paid for repurchases of KPE's limited partner interests.

The foregoing calculation of "equity" will be adjusted to exclude (i) one-time events pursuant to changes in U.S. GAAP as well as (ii) any non-cash items jointly agreed to by the Managing Partner (with the approval of a majority of its independent directors) and KKR. During the one year period following the closing of the initial offering, for the purposes of the management fee calculation, equity will not include any portion of the proceeds from the initial offering and related transactions while such proceeds are invested in temporary investments or any distributable earnings that are generated by such temporary investments. Generally, except during the one-year period following the commencement of KPE's operations when the definition of equity will not take into account temporary investments, equity for the purposes of the management fee will be approximately equal to our net asset value.

The management fee payable under the services agreement will be reduced in current or future periods by an amount equal to the sum of (i) any cash that the Investment Partnership and the other service recipients, as limited partners of KKR's investment funds, pay to KKR or its affiliates during such period in respect of management fees of such funds (or capital that the Investment Partnership contributes to KKR's investment funds for such purposes), regardless of whether such management fees were received by KKR in the form of a management fee or otherwise, (ii) management fees, if any, that the Investment Partnership may pay third parties in the future in connection with investments and (iii) subject to certain limitations, until such time as the profits on investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses relating to KPE's initial offering and related transactions, distributions that are made to KKR's affiliates pursuant to their carried interests in investments in KKR's investment funds. To the extent that the amount of management fee reductions in respect of a particular quarterly period exceed the amount of the fee that would otherwise be payable, KKR will be required to credit the difference against any future management fees that may become payable under the services agreement. Under no circumstances, however, will credited amounts be reimbursed by KKR or reduce the management fee payable in respect of any quarterly period below zero.

During the partial year ended December 31, 2006, management fees were as follows, with amounts in thousands:

		From April 18, 2006 (Date of Formation) to December 31, 2006
Management fees expensed.....	$	9,874
Management fees paid.............		4,068

During the partial year ended December 31, 2006, management fees were reduced by $0.4 million attributable to distributions made to affiliates of KKR pursuant to their carried interests and incentive distribution rights, subject to certain limitations, in investments in KKR's investment funds. See "Carried Interests and Incentive Distributions" below.

The services agreement contains certain provisions requiring the Investment Partnership and the other service recipients to indemnify KKR and its affiliates with respect to all losses or damages arising from acts not constituting bad faith, willful misconduct, or gross negligence. The Managing Investor has evaluated the impact of these guarantees on the consolidated financial statements and determined that they are immaterial.

Carried Interests and Incentive Distributions

Except as described below, each investment that is made by the Investment Partnership is subject to either one carried interest or one incentive distribution right, which generally entitles an affiliate of KKR to receive a portion of the profits generated by the investment. In particular:

- The Associate Investor is entitled to a carried interest on each co-investment made with each Class B capital and annual incentive distribution with respect to the appreciation of the net asset value of opportunistic and temporary investments with Class A capital as described above in Note 6, "Distributions."

- The general partners of KKR's private equity funds in which an investment is made is generally entitled to a carried interest that will allocate to it 20% of the net realized returns generated by the fund after capital contributions have been returned to limited partners and realized losses have been recovered. The realized gains and losses of portfolio investments are not netted across funds and each carried interest applies only to the results of an individual fund. Gains and losses from non-fund investments similarly are not netted when computing distributions that are payable to the applicable general partner in respect of fund carried interests.

- The fund manager of a KKR investment fund that is not a private equity fund in which an investment is made is generally entitled to an incentive distribution specific to that particular investment fund. The amount and calculation of the incentive distribution may vary from fund to fund. For the partial year ended December 31, 2006, incentive fees incurred by SCF were $1.0 million.

Until such time as the profits on the Investment Partnership's consolidated investments that are subject to a carried interest or incentive distribution right equal the managers' commissions, placement fees and other expenses incurred in connection with KPE's initial offering and related transactions, the Associate Investor will forego its incentive amounts related to the opportunistic and temporary investments and its carried interest related to the co-investments. As of December 31, 2006, managers' commissions, placement fees and other expenses incurred in connection with the initial offering and related transactions exceeded the amount of carried interest and incentive distribution rights payable on profits of the Investment Partnership's consolidated investments subject to certain limitations, as follows, with amounts in thousands:

Offering costs	$	283,640
Versus creditable amounts		39,191
Remainder	$	244,449

In addition, until such time, subject to certain limitations, KKR will reduce the management fee payable under the services agreement based on, among other things, the amount of carried interest distributions made to the general partners of its investment funds in respect of the Investment Partnership's investments. See "Services Agreement and Management Fees" above. Incentive fees of $1.0 million accrued by SCF did not reduce the management fees recorded by the Investment Partnership for the partial year ended December 31, 2006, as determined by the Managing Partner to be in the best interests of KPE's unitholders based on legal and tax advice received from advisors.

License Agreement

The Investment Partnership, the Associate Investor, the Managing Investor, KPE and the Managing Partner, as licensees, entered into a license agreement with KKR pursuant to which KKR granted each party a non-exclusive, royalty-free license to use the name "KKR." Under this agreement, each licensee has the right to use the "KKR" name. Other than with respect to this limited license, none of the licensees has a legal right to the "KKR" name.

Purchase of Limited Partner Interest in KKR European Fund II from Affiliate

In May 2006, KKR PEI SICAR, S.à r.l., a wholly-owned subsidiary of the Investment Partnership, acquired a limited partner interest in KKR European Fund II, Limited Partnership from an affiliate of KKR for $20.4 million, representing $19.2 million in capital contributions that the affiliate had made to the fund in connection with the fund's existing portfolio company investments plus the affiliate's carrying cost in the limited partner interest.

Subscription for Membership Interests for Co-Investment in Capmark Financial Group Inc. from Affiliate

In May and June 2006, the Investment Partnership subscribed for membership interests in an affiliate of KKR for $137.3 million, representing a co-investment of $135.0 million plus the affiliate's carrying costs in the co-investment. Such funds were used to acquire a stake in the holding company through which certain KKR private equity funds and other investors hold their investment in Capmark Financial Group Inc.

8. COMMITMENTS

The capital commitments in limited partner interests in funds were as follows at December 31, 2006, with amounts in thousands:

	Capital Commitment	Remaining Amount of Commitment to Fund
KKR 2006 Fund L.P.	$ 1,975,000	$ 1,835,405
KKR Strategic Capital Institutional Fund, Ltd.	175,000	116,667
KKR Millennium Fund L.P.	160,000	3,086
KKR European Fund II, Limited Partnership	100,000	45,662
	$ 2,410,000	$ 2,000,820

Whether these commitments will be consummated depends on the satisfaction or waiver of a number of conditions, some or all of which may not be in the control of the Investment Partnership, KPE or KKR. No assurances can be made as to whether or when these commitments will be consummated.

9. FINANCIAL HIGHLIGHTS

Financial highlights for the Investment Partnership for the partial year ended December 31, 2006 were as follows:

	Interests				
	Class A	Class B	Class C	Class D	Total
Total return (annualized)	6.3%	0.9%	37.6%	41.5%	8.0%
Ratios to average net assets:					
Total expenses (annualized)	0.4	0.0	0.0	11.8	0.4
Net investment income (loss) (annualized)	4.9	0.0	0.2	(0.6)	4.2

The total return and ratios were calculated based on the weighted average net assets and have been presented on an annualized basis.

Since total purchases of investments and proceeds from sales of investments were less than KPE's offering proceeds, the turnover ratio was zero for the partial year ended December 31, 2006.

10. CONTINGENCIES

As with any partnership, the Investment Partnership may become subject to claims and litigation arising in the ordinary course of business. The Managing Investor does not believe that there are any pending or threatened legal proceedings that would have a material adverse effect on the consolidated financial position, operating results or cash flows of the Investment Partnership.

11. QUARTERLY OPERATING RESULTS (UNAUDITED)

A summary of consolidated quarterly operating results for the Investment Partnership for the partial year ended December 31, 2006 was a follows, with amounts in thousands, except per unit and percentage amounts. The quarter ended June 30, 2006 includes operating results from April 18, 2006 (date of formation) to June 30, 2006. The quarters ended September 30, 2006 and December 31, 2006 each included three months.

	From April 18, 2006 (date of formation) to June 30, 2006	For the Quarter Ended	
		September 30, 2006	December 31, 2006
Net investment income	$ 34,731	$ 52,900	$ 43,026
Net gain (loss) on investments and foreign currency transactions	(3,295)	47,749	73,665
Net increase in net assets resulting from operations	31,436	100,649	116,691
Net assets at the end of the period	4,868,004	4,968,653	5,046,399
Total return (annualized)	4.6%	8.2%	9.3%

12. SUBSEQUENT EVENTS

Subsequent to December 31, 2006 and through March 23, 2007, the Investment Partnership made additional investments, which totaled $1,225.2 million consisting of the following:

- In January 2007, the Investment Partnership invested in Sun Microsystems, Inc. through $700.0 million of senior convertible notes. The investment was in the form of $350.0 million of convertible senior notes due in 2012 (the "2012 notes") and $350.0 million of convertible senior notes due in 2014 (the "2014 notes"), with $350.0 million of financing provided to the Investment Partnership by a major financial institution. The 2012 notes and 2014 notes will pay interest semi-annually at a rate of 0.625% and 0.750% per annum, respectively. The 2012 notes and 2014 notes will be convertible, at the holder's option during specified periods, at a conversion price of $7.21 per share. Upon conversion, Sun Microsystems, Inc. will deliver cash up to the principal amount and, at its option, cash or stock equal to the remaining conversion value;
- In February 2007, the Investment Partnership made a $235.2 million co-investment in PagesJaunes Groupe S.A., the leading publisher of printed and online directories in France. At December 31, 2006, the Investment Partnership also held a $17.9 million limited partner interest equal to its pro rata share of KKR's private equity funds' aggregate investment;
- In February 2007, the Investment Partnership made a $198.9 million co-investment in ProSiebenSat.l Media AG, Germany's largest television broadcasting group and $21.4 million limited partner interest equal to its pro rata share of KKR's private equity funds' aggregate investment in such company;
- An additional investment of $58.3 million in SCF was funded on January 2, 2007;
- Net capital distributions of $9.1 million related to limited partner interests in KKR's private equity funds; and
- Opportunistic investments of $370.5 million of net purchases of publicly traded securities, net of $226.7 million of financing.

As of March 23, 2007, the Investment Partnership was committed to another $2.6 billion of investments, as follows:

- Co-investments totaling $750.0 million, as well as related capital contributions of approximately $475.0 million, to certain KKR private equity funds, with respect to the following companies:
    - TXU Corp., a Dallas-based energy company;
    - Dollar General Corp., a Fortune 500 ® discount retailer;
    - Biomet, Inc., a designer and manufacturer of musculoskeletal medical products; and
    - Laureate Education, Inc., a leading international provider of higher education.
- Capital commitments of $1.4 billion related to limited partner interests in KKR's investment funds, after taking into account the $1.2 billion of pending transactions described above.

* * * * * *

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF ASSETS AND LIABILITIES
AS OF DECEMBER 31, 2006
(Amounts in thousands)

	Interests				
	Class A	Class B	Class C	Class D	Combined Total
ASSETS:					
Investments, at fair value:					
Opportunistic investments—Class A (cost of $154,474)	$ 158,462	$ —	$ —	$	$ 158,462
Co-investments in portfolio companies of private equity funds—Class B (cost of $950,145)	—	958,065	—	—	958,065
Private equity funds—Class C (cost of $630,508)	—	—	701,818	—	701,818
Non-private equity funds - Investments by KKR Strategic Capital Institutional Fund, Ltd.—Class D (cost of $77,472)	—	—	—	83,466	83,466
	158,462	958,065	701,818	83,466	1,901,811
Cash and cash equivalents	2,139,621	—	—	—	2,139,621
Time deposit	1,000,000	—	—	—	1,000,000
Other assets	36,002	—	—	—	36,002
Total assets	3,334,085	958,065	701,818	83,466	5,077,434
LIABILITIES:					
Accrued liabilities	1,503	—	—	—	1,503
Due to affiliates	4,596	—	—	1,126	5,722
Unrealized loss on foreign currency exchange contracts	—	5,712	—	—	5,712
Other liabilities	—	—	—	18,098	18,098
Total liabilities	6,099	5,712	—	19,224	31,035
NET ASSETS	$ 3,327,986	$ 952,353	$ 701,818	$ 64,242	$ 5,046,399
NET ASSETS CONSIST OF:					
Partners' capital contributions	$ 3,199,228	$ 950,145	$ 628,861	$ 58,334	$ 4,836,568
Distributable earnings	128,758	2,208	72,957	5,908	209,831
	$ 3,327,986	$ 952,353	$ 701,818	$ 64,242	$ 5,046,399

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF OPERATIONS
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION) TO DECEMBER 31, 2006
(Amounts in thousands)

	Interests				
	Class A	Class B	Class C	Class D	Combined Total
INVESTMENT INCOME:					
Interest income	$ 141,566	$ —	$ 215	$ 1,589	$ 143,370
Dividend income, net of withholding taxes of $63	—	—	146	—	146
Total investment income	141,566	—	361	1,589	143,516
EXPENSES:					
Management fees	9,639	—	—	235	9,874
Incentive fees	—	—	—	1,044	1,044
General and administrative expenses	1,545	—	—	396	1,941
Total expenses	11,184	—	—	1,675	12,859
NET INVESTMENT INCOME (LOSS)	130,382	—	361	(86)	130,657
REALIZED AND UNREALIZED GAIN FROM INVESTMENTS AND FOREIGN CURRENCY:					
Net realized gain	33,333	—	1,286	—	34,619
Net change in unrealized appreciation	3,988	2,208	71,310	5,994	83,500
Net gain on investments and foreign currency transactions	37,321	2,208	72,596	5,908	118,119
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ 167,703	$ 2,208	$ 72,957	$ 5,908	$ 248,776

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF CHANGES IN NET ASSETS FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION) TO DECEMBER 31, 2006 (Amounts in thousands)

	Interests				
	Class A	Class B	Class C	Class D	Combined Total
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS:					
Net investment income (loss)	$ 130,382	$ —	$ 361	$ (86)	$ 130,657
Net realized gain from investments and foreign currency transactions	33,333	—	1,286	—	34,619
Net change in unrealized appreciation on investments and foreign currency transactions	3,988	2,208	71,310	5,994	83,500
Net increase in net assets resulting from operations	167,703	2,208	72,957	5,908	248,776
Partners' capital contributions	3,199,228	950,145	628,861	58,334	4,836,568
Fair value of distributions	(38,945)	—	—	—	(38,945)
INCREASE IN NET ASSETS	3,327,986	952,353	701,818	64,242	5,046,399
NET ASSETS—Beginning of period	—	—	—	—	—
NET ASSETS—End of period	$ 3,327,986	$ 952,353	$ 701,818	$ 64,242	$ 5,046,399

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

SUPPLEMENTAL COMBINING STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM APRIL 18, 2006 (DATE OF FORMATION) TO DECEMBER 31, 2006
(Amounts in thousands)

	Interests				
	Class A	Class B	Class C	Class D	Combined Total
CASH FLOWS FROM OPERATING ACTIVITIES:					
Net increase in net assets resulting from operations	$ 167,703	$ 2,208	$ 72,957	5,908	$ 248,776
Adjustments to reconcile net increase in net assets resulting from operations to cash and cash equivalents used in operating activities:					
Net realized gain	(31,405)	—	(1,286)	—	(32,691)
Net change in unrealized appreciation	(3,988)	(7,920)	(71,310)	(5,994)	(89,212)
Changes in operating assets and liabilities:					
Purchase of opportunistic investments	(351,911)	—	—	—	(351,911)
Purchase of co-investments in portfolio companies of private equity funds	—	(950,145)	—	—	(950,145)
Purchase of investments in private equity funds	—	—	(637,981)	—	(637,981)
Purchase of investments by KKR Strategic Capital Institutional Fund, Ltd.	—	—	—	(77,472)	(77,472)
Proceeds from sale of opportunistic investments	228,842	—	—	—	228,842
Proceeds from sale of investments by private equity funds	—	—	8,759	—	8,759
Increase in time deposit	(1,000,000)	—	—	—	(1,000,000)
Increase in other assets	(36,002)	—	—	—	(36,002)
Increase in accrued liabilities	1,503	—	—	—	1,503
Increase in due to affiliates	4,596	—	—	1,126	5,722
Increase in unrealized loss on foreign currency exchange contracts	—	5,712	—	—	5,712
Increase in other liabilities	—	—	—	18,098	18,098
Net cash flows used in operating activities	(1,020,662)	(950,145)	(628,861)	(58,334)	(2,658,002)
CASH FLOWS FROM FINANCING ACTIVITIES:					
Partners' capital contributions	3,199,228	950,145	628,861	58,334	4,836,568
Distributions to partners	(38,945)	—	—	—	(38,945)
Net cash flows provided by financing activities	3,160,283	950,145	628,861	58,334	4,797,623
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,139,621	—	—	—	2,139,621
CASH AND CASH EQUIVALENTS—Beginning of period	—	—	—	—	—
CASH AND CASH EQUIVALENTS—End of period	$ 2,139,621	$ —	$ —	$ —	$ 2,139,621

END